FILED PURSUANT TO
RULE 424 (B) (5)
REGISTRATION NO: 333-60285
PROSPECTUS SUPPLEMENT
(To prospectus dated September 9, 1998)

470,000 Shares

9 1/4% Series F Cumulative Redeemable Preferred Stock
(Liquidation Preference $25 Per Share)

Dividends on the 9 1/4% Series F Cumulative Redeemable Preferred Stock, par value $.01 per share, will be cumulative from (but excluding) the date of original issue and payable monthly in arrears, beginning on November 15, 2002, at the rate of 9 1/4% of the liquidation preference per annum, or $2.3125 per share of Series F Preferred Stock.

The shares of Series F Preferred Stock are not redeemable until October 16, 2007, after which we may redeem the shares at a redemption price of $25 per share of Series F Preferred Stock, plus any accumulated, accrued and unpaid dividends to and including the date of redemption. The shares of Series F Preferred Stock have no maturity date and will remain outstanding indefinitely unless redeemed.

We intend to file an application to list the Series F Preferred Stock on the New York Stock Exchange under the symbol “MAA PrF.”

You should consider the risks which we have described in “Additional Risk Factors” beginning on page S-6 and in “Risk Factors” in the accompanying prospectus beginning on page 5 before buying shares of our Series F Preferred Stock.

	Per Share	Total
Public offering price	$25.00	$11,750,000
Underwriting discount(1)	$.7875	$370,125
Proceeds, before expenses, to us	$24.2125	$11,379,875

(1) See “Underwriting” on page S-38.

The underwriters may purchase up to an additional 50,000 shares of Series F Preferred Stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments. If the option is exercised in full, the total public offering price will be $13,000,000, the total underwriting discount will be $409,500 and the total proceeds, before expenses, to us will be $12,590,500.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Series F Preferred Stock to purchasers on or before October 16, 2002.

RAYMOND JAMES

The date of this prospectus supplement is October 10, 2002.

Prospectus Supplement

In this prospectus supplement, the terms “we,” “us” or “our” include Mid-America Apartment Communities, Inc., Mid-America Apartments, L.P. and their subsidiaries. Substantially all of our assets are held by, and all of our operations are conducted through, Mid-America Apartments, L.P., of which Mid-America Apartment Communities, Inc. is the sole general partner and owns an approximate 84.1% ownership interest as of September 30, 2002. Unless otherwise stated in this prospectus supplement, we have assumed throughout this prospectus supplement that the underwriters’ over-allotment option is not exercised.

You should rely on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates or on other dates which are specified in those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

(i)

PROSPECTUS SUPPLEMENT SUMMARY

This summary may not contain all of the information that is important to you. You should carefully read this entire prospectus supplement and the accompanying prospectus. You should also read the documents we have referred you to in “Incorporation of Certain Information by Reference” beginning on page S-39.

Our Company

Mid-America Apartment Communities, Inc. is a Memphis, Tennessee-based real estate investment trust, or REIT. As of August 31, 2002, we owned, or had an ownership interest in, and operated 123 apartment communities containing 33,923 apartment units in 12 states. Our apartment communities appeal to middle and upper income residents primarily in mid-size cities in the southeastern United States and Texas. Approximately 72% of our apartment units are located in Tennessee, Georgia, Florida and Texas markets. As of August 31, 2002, our apartment communities had an average occupancy rate of 94.5%. We currently employ approximately 1,100 people. Currently our executive officers and directors beneficially own approximately 11.5% of our common stock.

Our strategic focus is to provide our residents high quality apartment units in attractive community settings, characterized by extensive landscaping and attention to aesthetic detail. We utilize our experience and expertise in maintenance, landscaping and management to provide highly competitive apartment communities, with a goal of maintaining high occupancy levels and increasing per unit average rentals. We manage expenses through our system of detailed management reporting and accountability in order to achieve increases in operating cash flow. We seek to increase operating cash flow and earnings per share to maximize shareholder value through a balanced strategy of internal and external growth.

In order to meet our strategic and financial objectives, we strive to:

•	empower our property managers to adjust rents in response to local market conditions and to concentrate resident turnover in peak rental demand months;

•
offer new services, including telephone and cable access, to residents to increase our revenue, and reduce our operating costs through initiatives such as the installation of individual apartment unit water and utility meters and billing for trash collection in certain apartment communities;

•
maintain a highly competitive portfolio with attractive “curb appeal” through extensive landscaping and exterior improvements and a research-based program of selective property additions and dispositions;

•	pursue joint venture relationships to generate additional fee income;

•	compensate employees through performance-based compensation and stock ownership programs;

•	maintain a hands-on management style and “flat” organizational structure that emphasizes senior management’s continued close contact with the market and employees; and

•	improve our cost of capital through refinancing, repurchasing and issuing debt, shares of common stock and preferred stock and by managing our interest rate risk.

Our Markets

As of August 31, 2002, we owned, or had an ownership interest in, and operated 123 apartment communities containing 33,923 apartment units in 12 states.

	Units	Portfolio Concentration	Average Occupancy (1)	Average Rental Rate (1)
Tennessee
Memphis	4,460	13.1%	93.3%	$634
Nashville	1,399	4.1%	94.0%	$772
Chattanooga	943	2.8%	96.0%	$561
Jackson	664	2.0%	94.3%	$616

Tennessee Total	7,466	22.0%	93.8%	$650

Florida
Jacksonville	2,846	8.4%	95.1%	$687
Tampa	1,120	3.3%	94.1%	$754
Other	2,518	7.4%	96.2%	$715

Florida Total	6,484	19.1%	95.4%	$710

Georgia
Atlanta	2,116	6.2%	93.1%	$810
Columbus/LaGrange	1,509	4.4%	95.2%	$655
Augusta/Aiken/Savannah	804	2.4%	96.9%	$610
Other	1,742	5.1%	94.5%	$656

Georgia Total	6,171	18.1%	94.5%	$702

Texas
Dallas	2,056	6.1%	88.7%	$658
Austin	1,254	3.7%	97.4%	$701
Houston	1,002	3.0%	94.2%	$673

Texas Total	4,312	12.8%	92.5%	$674

South Carolina	2,604	7.7%	94.6%	$605
Mississippi	2,130	6.3%	96.4%	$597
Kentucky	1,748	5.1%	95.4%	$696
Alabama	952	2.8%	95.3%	$649
Arkansas	808	2.4%	98.1%	$607
North Carolina	738	2.2%	91.3%	$573
Virginia	296	0.9%	98.6%	$688
Ohio	214	0.6%	95.8%	$664

Total Apartment Units	33,923	100%	94.5%	$667

(1)	Averages as of August 31, 2002

Recent Developments

Crow Joint Venture

In May 2002, we entered into an agreement of limited partnership with CH Realty II/MAA, L.L.C., or Crow Holdings, establishing Mid-America/CH Realty Limited Partnership, or the Crow Joint Venture, to pursue attractive multifamily property investment opportunities. The Crow Joint Venture will seek to acquire multifamily properties located in major and select secondary markets throughout the southeast and south central regions of the United States. Under the joint venture partnership agreement, we have agreed to contribute up to $16.7 million of capital in exchange for a 33 1/3% interest in the Crow Joint Venture to fund the equity portion of multifamily property investments that are mutually acceptable to us and Crow Holdings. We provide acquisition, redevelopment and property management services to the Crow Joint Venture and receive a property management fee for our services equal to 4% of gross revenue from each property in the Crow Joint Venture. Under the joint venture partnership agreement, until April 1, 2003, we are required to offer to the Crow Joint Venture each opportunity for new investment in any apartment community we do not own anywhere in the United States.

In July 2002, we acquired for $33.7 million Preston Hills apartments, a 464-unit property located in a northeast suburb of Atlanta, Georgia. We intend to transfer Preston Hills apartments at our cost basis into the Crow Joint Venture in October 2002. Through the Crow Joint Venture, we will continue to pursue a number of investment opportunities in the higher growth markets of the southeast, including Atlanta, Austin, Dallas, Houston, and major Florida and Virginia markets.

Recent Financing Activity

In August 2002, we entered into an amended credit facility with Fannie Mae, increasing the combined total available credit to $550 million from $300 million. The terms are generally similar to our prior Fannie Mae facility and include a five-year base term and interest rate floating at approximately 65 basis points over LIBOR, with an option to extend the term for five more years at then-current pricing.

We believe that through a hedging strategy we have reduced our interest rate risk on approximately 98% of our fixed rate debt maturities through December 2003. We executed forward interest rate swaps with three different counter-parties commencing in 2003, which hedge the variable interest rate risk for periods up to 2010 on $175 million aggregate principal amount of debt. These swaps have been designated against forecasted debt which will replace $144 million maturing fixed-rate debt and to replace $25 million of expiring interest rate swaps. The weighted average interest rate fixed by these forward swaps is 5.95%, compared to a weighted average interest rate of 7.09% on the debt to be refinanced.

Consolidated Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends and
Consolidated Ratio of Earnings to Fixed Charges

The consolidated ratio of earnings to combined fixed charges and preferred stock dividends and consolidated ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Six Months Ended June 30, 2002	YEAR ENDED DECEMBER 31,
		2001	2000	1999	1998	1997
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.0x	1.1x	1.0x	1.1x	1.2x	1.5x
Ratio of Earnings to Fixed Charges	1.3x	1.3x	1.3x	1.4x	1.5x	1.7x

For the purpose of calculating the consolidated ratio of earnings to combined fixed charges and preferred stock dividends and the consolidated ratio of earnings to fixed charges, earnings consist of net income (loss) before gain on disposition of properties, extraordinary items and allocation to minority interests, plus fixed charges less capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortized premiums, discounts and capitalized expenses relating to debt and the interest component of rent expense.

The Offering

The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the Series F Preferred Stock, see “Description of the Series F Preferred Stock” beginning on page S-16 in this prospectus supplement.

Issuer	Mid-America Apartment Communities, Inc.

Securities Offered
470,000 shares of 9 1/4% Series F Cumulative Redeemable Preferred Stock, par value $.01 per share. The underwriters have the option to purchase up to 50,000 additional shares of Series F Preferred Stock from us to cover over-allotments, if any.

Dividends
Investors will be entitled to receive preferential cumulative cash dividends on the Series F Preferred Stock at a rate of 9 1/4% per annum of the $25 per share liquidation preference (equivalent to $2.3125 per annum per share). Beginning on November 15, 2002, dividends on the Series F Preferred Stock will be payable monthly in arrears on or about the 15th day of each month. The first dividend, which will be payable on November 15, 2002, will be for less than a full month. Dividends on the Series F Preferred Stock will be cumulative from (but excluding) the date of original issuance, which is expected to be October 16, 2002.

Maturity
The Series F Preferred Stock does not have any maturity date, and we are not required to redeem the Series F Preferred Stock. In addition, we are not required to set aside funds to redeem the Series F Preferred Stock. Accordingly, the shares of Series F Preferred Stock will remain outstanding indefinitely unless we decide in our sole discretion to redeem them.

Optional Redemption
We may not redeem the Series F Preferred Stock prior to October 16, 2007, except in limited circumstances relating to our continuing qualification as a REIT. On and after October 16, 2007, we may, at our option, redeem the Series F Preferred Stock, in whole or in part, at any time or from time to time, by payment of $25 per share, plus any accumulated, accrued and unpaid dividends to and including the date of redemption.

Liquidation Preference
If we liquidate, dissolve or wind up, holders of the Series F Preferred Stock will have the right to receive the $25 per share liquidation preference, plus any accumulated, accrued and unpaid dividends to and including the date of payment, but without interest, before any payment is made to the holders of our common stock or any other class or series of our capital stock rating junior to the Series F Preferred Stock.

Rank
With respect to the payment of dividends and amounts upon liquidation, dissolution or winding up, the Series F Preferred Stock will be equal in rank with our 9.5% Series A Cumulative Preferred Stock, $25 liquidation preference per share; our 8 7/8% Series B Cumulative Preferred Stock, $25 liquidation preference per share; our

9 3/8% Series C Cumulative Redeemable Preferred Stock, $25 liquidation preference per share; and our 9 1/2% Series E Cumulative Preferred Stock, $25 liquidation preference per share; senior to our common stock, par value $.01 per share and junior to all our existing and future indebtedness.

Voting Rights
Holders of Series F Preferred Stock generally have no voting rights. However, if dividends on any shares of the Series F Preferred Stock are in arrears for 18 or more months, holders of the Series F Preferred Stock (voting together as a single class with holders of shares of any series of our preferred stock equal in rank with the Series F Preferred Stock upon which like voting rights have been conferred) will have the right to elect two additional directors to serve on our Board of Directors until such dividend arrearage is eliminated. In addition, we may not change the designations, rights, preferences, privileges or limitations in respect of the Series F Preferred Stock in a manner that would be materially adverse to the rights of holders of the Series F Preferred Stock without the affirmative vote of at least two-thirds of the shares of Series F Preferred Stock then outstanding.

Restrictions on Ownership and Transfer
Our charter states that no person, directly or indirectly, may own more than 9.9% in value of our outstanding capital stock. Shares of Series F Preferred Stock acquired or transferred in breach of this limitation will be automatically deemed held in trust for the exclusive benefit of the transferees to whom that capital stock may be transferred without violating the 9.9% ownership limitation. In such event the purchaser-transferee shall not be entitled to vote or to participate in dividends or other distributions. The Series F Preferred Stock is subject to the general restrictions on ownership and transferability described under “Description of Capital Stock—Ownership Limitations” on page 18 in the accompanying prospectus.

Conversion	Shares of Series F Preferred Stock are not convertible into or exchangeable for any other securities or property.

Use of Proceeds
We estimate that our net proceeds from the offering will be approximately $11.2 million (approximately $12.4 million if the underwriters’ over-allotment option is exercised in full). We intend to use the net proceeds from the offering of Series F Preferred Stock to repurchase and retire a portion of the issued and outstanding shares of our Series E Preferred Stock, or to redeem a portion of our issued and outstanding shares of Series A Preferred Stock.

Listing
We intend to file an application to list the Series F Preferred Stock on the New York Stock Exchange under the symbol “MAA PrF.” If the application is approved, trading of the Series F Preferred Stock on the NYSE is expected to begin within 30 days after the date of initial delivery of the Series F Preferred Stock.

ADDITIONAL RISK FACTORS

Before you invest in the Series F Preferred Stock, you should consider carefully the risk factors listed below together with all of the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the “Risk Factors” beginning on page 5 in the accompanying prospectus.

Our issuance of additional preferred stock equal in rank with or senior to the Series F Preferred Stock could dilute the interests of the holders of the Series F Preferred Stock.

Our charter currently authorizes the issuance of up to 20,000,000 shares of preferred stock in one or more series. As of the date of this prospectus supplement, there are issued and outstanding 2,000,000 shares of Series A Preferred Stock, 1,938,830 shares of Series B Preferred Stock, 2,000,000 shares of Series C Preferred Stock and 1,000,000 shares of Series E Preferred Stock, all of which are equal in rank with the Series F Preferred Stock with respect to the payment of dividends and amounts on liquidation, dissolution and winding up. Our Board of Directors has designated 3,000,000 shares of preferred stock as Series F Preferred Stock, only 470,000 (520,000 shares if the underwriters’ over-allotment option is exercised in full) of which will be issued in this offering. The remaining shares of Series F Preferred Stock may be issued in the future upon authorization by our Board of Directors. The issuance of additional shares of Series F Preferred Stock or other series of preferred stock equal in rank with or senior to the Series F Preferred Stock could have the effect of diluting the interests of holders of the Series F Preferred Stock. None of the provisions of our charter relating to the Series F Preferred Stock afford the holders of the Series F Preferred Stock protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all of our property or business, that might adversely affect the holders of the Series F Preferred Stock. Upon completion of this offering, the net proceeds will be used to repurchase a portion of the issued and outstanding shares of Series E Preferred Stock, which will be retired, or to redeem a portion of the issued and outstanding shares of Series A Preferred Stock. See “Use of Proceeds” below.

Increasing insurance costs may negatively impact our financial condition.

Because we have substantial real estate holdings, the cost of insuring our properties is a significant item of expense to us. Due in part to the events of September 11, 2001, and other recent disasters, premiums for property and casualty insurance have risen significantly in recent months. In addition, the effects of September 11, 2001 made it more likely that lenders will begin to require us to carry insurance against acts of terrorism on our properties. The cost of such insurance is likely to be high. If the cost of property and casualty insurance continues to rise, or if our lenders require us to begin insuring our properties against terrorism, our cost of doing business would likely rise, which may in turn negatively impact our financial condition and results of operations.

USE OF PROCEEDS

We estimate the net proceeds from the sale of the Series F Preferred Stock to be approximately $11.2 million after deducting underwriting discounts and paying offering expenses of approximately $223,000 (approximately $12.4 million if the underwriters’ over-allotment option is exercised in full). We intend to use all of the net proceeds to repurchase and retire a portion of the issued and outstanding shares of our Series E Preferred Stock, or to redeem a portion of the issued and outstanding shares of our Series A Preferred Stock.

CAPITALIZATION

The following table sets forth our capitalization on June 30, 2002 and as adjusted to give effect to the issuance of the Series F Preferred Stock and the application of the net proceeds to repurchase and retire a portion of the outstanding shares of Series E Preferred Stock. The information set forth in the following table should be read in connection with, and is qualified in its entirety by reference to, the financial statements and notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

	June 30, 2002
	Historical	As Adjusted
	(unaudited)
	(Dollars in thousands)
Notes payable	$788,136	$788,136

Minority interest	43,106	$43,106
Shareholders’ equity:
Preferred stock, $.01 par value per share, 20,000,000 shares authorized—
No shares of 9 1/4% Series F Cumulative Redeemable Preferred Stock, Liquidation Preference $25 per share, issued and outstanding, 470,000 shares issued and outstanding as adjusted	—	5
1,000,000 shares of 9 1/2% Series E Cumulative Redeemable Preferred Stock, Liquidation Preference $25 per share, issued and outstanding, 582,921 shares issued and outstanding as adjusted	10	6
2,000,000 shares of 9 3/8% Series C Cumulative Redeemable Preferred Stock, Liquidation Preference $25 per share, issued and outstanding	20	20
1,938,830 shares of 8 7/8% Series B Cumulative Preferred Stock, Liquidation Preference $25 per share, issued and outstanding	19	19
2,000,000 shares of 9.5% Series A Cumulative Preferred Stock, Liquidation Preference $25 per share, issued and outstanding	20	20
Common stock, $.01 par value per share, 50,000,000 shares authorized, 17,628,760 shares issued and outstanding	176	176
Additional paid-in capital	554,387	555,116
Other	(4,612)	(4,612)
Accumulated distributions in excess of net income	(164,290)	(165,020)
Accumulated other comprehensive loss	(12,526)	(12,526)

Total shareholders’ equity	373,204	373,204

Total capitalization	$1,204,446	$1,204,446

SELECTED FINANCIAL AND OPERATING DATA

The following table sets forth selected financial and operating information on an historical basis. The following information should be read in conjunction with all of the financial statements and notes thereto included in our Quarterly Report on Form 10-Q for the quarter and six-month period ended June 30, 2002 (unaudited), and our Annual Report on Form 10-K for the year ended December 31, 2001, which are incorporated by reference into this prospectus supplement.

MID-AMERICA APARTMENT COMMUNITIES, INC.
SELECTED FINANCIAL AND OPERATING DATA
(Dollars in thousands except per share and property data)

	Six Months Ended June 30,				Year Ended December 31,
	2002		2001		2001		2000		1999
Operating Data:
Total revenues	$112,819		$114,718		$228,039		$224,640		$226,322
Expenses:
Property operating expenses	42,640		41,972		84,584		83,446		84,885
Depreciation and amortization	27,156		26,091		52,051		51,844		49,903
General and administrative and property management expenses	7,907		8,195		16,083		14,826		14,479
Interest	24,724		27,302		52,598		50,736		48,302
Amortization of deferred financing costs	1,321		1,165		2,352		2,758		2,854
Net gain on disposition of assets and insurance settlement proceeds	565		164		11,933		11,587		10,237

Income before minority interest in operating partnership income and extraordinary items	9,636		10,157		32,304		32,617		36,136
Minority interest in operating partnership income	(338)		(251)		(2,573)		(2,626)		(2,497)
Extraordinary items	(28)		(443)		(1,033)		(204)		(67)

Net income	9,270		9,463		28,698		29,787		33,572
Preferred dividends	8,057		8,057		16,113		16,114		16,114

Net income available for common shareholders	$1,213		$1,406		$12,585		$13,673		$17,458

Per Share Data:
Basic and diluted:
Before extraordinary items	$0.07		$0.11		$0.78		$0.79		$0.93
Extraordinary items	—		(0.03)		(0.06)		(0.01)		—

Net income available per common share	$0.07		$0.08		$0.72		$0.78		$0.93

Dividends declared	$1.170		$1.170		$2.340		$2.325		$2.305

Balance Sheet Data:
Real estate owned, at cost	$1,458,661		$1,451,521		$1,449,720		$1,430,378		$1,396,743
Real estate owned, net	1,198,938		1,239,566		1,216,933		1,244,475		1,248,051
Total assets	1,250,962		1,286,753		1,263,488		1,303,771		1,298,823
Total debt	788,136		790,708		779,664		781,089		744,238
Minority interest	43,106		47,876		46,431		51,383		56,060
Shareholders’ equity	373,204		410,962		395,829		433,993		463,884
Weighted average common shares (000’s):
Basic	17,477		17,438		17,427		17,544		18,784
Diluted	17,673		17,495		17,532		17,597		18,808

Other Data (at end of period):
Shares and units outstanding	20,530		20,351		20,371		20,451		20,936
Market capitalization (1)	$722,659		$694,243		$709,224		$634,903		$639,095
Ratio of total debt to total capitalization (2)	52.2%		53.2%		52.4%		55.2%		53.8%
Number of properties, including joint venture properties (3)	122		124		122		124		129
Number of apartment units, including joint venture properties (3)	33,459		33,778		33,411		33,612		33,901
Ratio of earnings to fixed charges and preferred stock dividends (4)	1.0	x	1.0	x	1.1	x	1.0	x	1.1	x
EBITDA (4)	62,272		64,551		127,372		126,368		126,958
EBITDA to interest coverage (4)	2.5	x	2.3	x	2.4	x	2.3	x	2.4	x
EBITDA to fixed charges and preferred stock dividends (4)	1.8	x	1.7	x	1.8	x	1.7	x	1.8	x

(1)
Market capitalization is the aggregate value of shares of preferred stock (based on $25 per share liquidation preference), shares of common stock (based on closing price of common stock on last day of period indicated) and units of limited partnership interests in Mid-America Apartments, L.P. not held by us (based on 1:1 common stock equivalency) outstanding on the last day of the period indicated.

(2)	Total capitalization is total debt plus market capitalization.
(3)	Does not include Preston Hills, which contains 464 units and was acquired in July 2002.
(4)
For purposes of these computations, EBITDA consists of net income (loss) before gain on dispositions of assets, extraordinary items, allocation to minority interests, plus depreciation and amortization, interest expense and deferred financing costs. Fixed charges include interest expense and capitalized interest, amortized premiums, discounts and capitalized expenses relating to debt, and the interest component of rent expense.

OUR COMPANY

General

Mid-America Apartment Communities, Inc. is a Memphis, Tennessee-based REIT. As of August 31, 2002, we owned, or had an ownership interest in, and operated 123 apartment communities containing 33,923 apartment units in 12 states. Our apartment communities appeal to middle and upper income residents primarily in mid-size cities in the southeastern United States and Texas. Approximately 72% of our apartment units are located in Tennessee, Georgia, Florida and Texas markets. As of August 31, 2002, our apartment communities had an average occupancy rate of 94.5%. We currently employ approximately 1,100 people. Currently, our executive officers and directors beneficially own approximately 11.5% of our common stock.

Our Strategic Focus

Our strategic focus is to provide our residents high quality apartment units in attractive community settings, characterized by extensive landscaping and attention to aesthetic detail. We utilize our experience and expertise in maintenance, landscaping and management to provide highly competitive apartment communities, allowing us to maintain high occupancy levels and increase per unit average rentals. We manage expenses through our system of detailed management reporting and accountability in order to achieve increases in operating cash flow. We seek to increase operating cash flow and earnings per share to maximize shareholder value through a balanced strategy of internal and external growth.

In order to meet our strategic and financial objectives, we strive to:

•	empower our property managers to adjust rents in response to local market conditions and to concentrate resident turnover in peak rental demand months;

•
offer new services, including telephone and cable access, to residents to increase our revenue, and reduce our operating costs through initiatives such as the installation of individual apartment unit water and utility meters and billing for trash collection in certain apartment communities;

•
maintain a highly competitive portfolio with attractive “curb appeal” through extensive landscaping and exterior improvements and a research-based program of selective property additions and dispositions;

•	pursue joint venture relationships to generate additional fee income;

•	compensate employees through performance-based compensation and stock ownership programs;

•	maintain a hands-on management style and “flat” organizational structure that emphasizes senior management’s continued close contact with the market and employees; and

•	improve our cost of capital through refinancing, repurchasing and issuing debt, shares of common stock and preferred stock and by managing our interest rate risk.

Our Operating Philosophy

Investment Focus

Depending on market conditions and opportunities created by the real estate cycle, our management seeks to use its experience across market cycles to invest profitably. For example, between 1994 and 1997, we focused on the acquisition and redevelopment of existing apartments because capital was plentiful, acquisition prices were reasonable and many apartment communities were good prospects for repositioning in their markets through capital improvements and strategic marketing. Between 1998 and 2000, we focused on development of new apartments because we believed development properties offered enhanced returns as compared to acquired properties. When equity capital at a reasonable cost became unavailable in 1999, we established the Blackstone Joint Venture and sold assets to that joint venture, primarily to generate capital to fund our development pipeline. Between August 1999 and December 2001, we repurchased and retired approximately 1.9 million shares of our common stock, funded in part by asset sales, as we believed the equity market undervalued our common stock. Our present focus is on the acquisition of properties that we believe can be repositioned with appropriate use of capital and our operating management skills. We are also interested in increasing our investment in properties in larger and faster growing markets in the southeastern and south central United States and Texas and have formed the Crow Joint Venture to acquire apartment communities in these markets with the potential for above-average growth and return. We intend to continue our established process of selling mature assets and will adapt our investment focus to opportunities and markets where our experienced management team believes we can achieve superior adjusted returns.

High Quality Assets

We maintain our assets in excellent condition, believing that continuous maintenance will lead to higher long-term returns on investment. We believe that recognition by third parties of the quality of our properties, landscaping, and property management will lead to higher rents and profitability. We have won numerous awards for the quality of many of our apartment communities. We sell assets selectively in order to ensure that our portfolio consists of high quality, well-located assets within our market areas.

Diversified Market Focus

We focus on owning, operating, developing, constructing and acquiring apartment communities throughout the southeastern United States and Texas. We do not concentrate our investments in particular markets, but we focus on markets about which our management team has substantial knowledge.

Intensive Property Management Focus

We strongly emphasize on-site property management. We pay particular attention to opportunities to increase rents, raise average occupancy rates and control costs, and our property managers and regional management are given the responsibility for monitoring market trends and the discretion to react to such trends. As part of our intense management focus, we have established regional training facilities to produce highly trained property managers, leasing consultants and service technicians who work on-site at our apartment communities.

Decentralized Operational Structure

We have adopted a decentralized operating structure. Our management believes that our decentralized operating structure capitalizes on specific market knowledge, increases personal accountability relative to a centralized structure and is beneficial in the acquisition, redevelopment and development processes.

Proactive Balance Sheet and Portfolio Management

We focus on maximizing return on assets and adding to intrinsic shareholder value, routinely reviewing each asset based on its determined value and selling those assets which no longer fit our investment criteria. We constantly evaluate the effectiveness of our capital allocations and make adjustments to our strategy, including investing in acquisitions and new development, debt retirement, and repurchases of shares of our common stock.

Our Properties

The following table sets forth certain historical information with respect to each of our properties at August 31, 2002.

Property	Location	Year Completed	Year Management Commenced	Number of Units	Occupancy Rate(4)

Alabama
Eagle Ridge	Birmingham	1986	1998	200	95.0%
Abbington Place	Huntsville	1987	1998	152	92.1%
Paddock Club-Huntsville	Huntsville	1998/99	1997	392	95.4%
Paddock Club-Montgomery I & II	Montgomery	1999	1998	208	97.6%

Total Alabama				952	95.3%

Arkansas
Calais Forest	Little Rock	1987	1994	260	97.7%
Napa Valley	Little Rock	1984	1996	240	98.3%
Westside Creek I	Little Rock	1984	1997	142	98.6%
Westside Creek II	Little Rock	1986	1997	166	98.2%

Total Arkansas				808	98.1%

Florida
Tiffany Oaks	Altamonte Springs	1985	1996	288	94.8%
Marsh Oaks	Atlantic Beach	1986	1995	120	98.3%
Indigo Point	Brandon	1989	2000	240	96.3%
Paddock Club-Brandon I & II	Brandon	1997/99	1997	440	92.5%
Anatole	Daytona Beach	1986	1995	208	97.1%
Paddock Club-Gainesville	Gainesville	1999	1998	264	98.1%
Cooper’s Hawk	Jacksonville	1987	1995	208	95.7%
Hunter’s Ridge at Deerwood	Jacksonville	1987	1997	336	97.3%
Lakeside	Jacksonville	1985	1996	416	97.8%
Paddock Club-Jacksonville I, II & III	Jacksonville	1989/96	1997	440	91.6%
Paddock Club-Mandarin	Jacksonville	1998	1998	288	93.4%
St. Augustine	Jacksonville	1987	1995	400	92.3%
Woodbridge at the Lake	Jacksonville	1985	1994	188	98.4%
Woodhollow	Jacksonville	1986	1997	450	95.3%
Paddock Club-Lakeland	Lakeland	1988/90	1997	464	95.7%
Savannahs at James Landing	Melbourne	1990	1995	256	92.2%
Paddock Park-Ocala I	Ocala	1986	1997	200	96.0%
Paddock Park-Ocala II	Ocala	1988	1997	280	95.0%
Paddock Club-Panama City	Panama City	2000	1998	254	98.0%
Paddock Club-Tallahassee I	Tallahassee	1990	1997	192	99.0%
Paddock Club-Tallahassee II	Tallahassee	1995	1997	112	99.0%
Belmere	Tampa	1984	1994	210	94.8%
Links at Carrollwood	Tampa	1980	1998	230	94.3%

Total Florida				6,484	95.4%

Georgia
High Ridge	Athens	1987	1997	160	97.5%
Preston Hills (1)	Atlanta	2001	2002	464	88.6%
Bradford Pointe	Augusta	1986	1997	192	96.9%
Shenandoah Ridge	Augusta	1975/84	1994	272	95.2%
Westbury Creek	Augusta	1984	1997	120	97.5%
Fountain Lake	Brunswick	1983	1997	110	90.0%
Park Walk	College Park	1985	1997	124	94.4%
Whisperwood	Columbus	1980/86/88/98	1997	1,008	96.8%
Willow Creek	Columbus	1968/78	1997	285	93.7%
Terraces at Fieldstone	Conyers	1999	1998	316	96.2%
Whispering Pines	LaGrange	1982/84	1997	216	89.4%

Property	Location	Year Completed	Year Management Commenced	Number of Units	Occupancy Rate(4)
Westbury Springs	Lilburn	1983	1997	150	90.0%
Austin Chase	Macon	1996	1997	256	94.9%
The Vistas	Macon	1985	1997	144	94.4%
Walden Run (2)	McDonough	1997	1998	240	97.5%
Georgetown Grove	Savannah	1997	1998	220	98.6%
Island Retreat	St. Simons Island	1978	1998	112	97.3%
Wildwood I	Thomasville	1980	1997	120	93.3%
Wildwood II	Thomasville	1984	1997	96	99.0%
Hidden Lake I	Union City	1985	1997	160	93.1%
Hidden Lake II	Union City	1987	1997	160	92.5%
Three Oaks I	Valdosta	1983	1997	120	95.0%
Three Oaks II	Valdosta	1984	1997	120	97.5%
Huntington Chase	Warner Robins	1997	2000	200	92.0%
Southland Station I	Warner Robins	1987	1997	160	90.6%
Southland Station II	Warner Robins	1990	1997	144	88.2%
Terraces at Towne Lake I	Woodstock	1998	1997	264	92.8%
Terraces at Towne Lake II	Woodstock	1999	1998	238	95.8%

Total Georgia				6,171	94.5%

Kentucky
Fairways at Hartland	Bowling Green	1996	1997	240	98.8%
Paddock Club Florence	Florence	1994	1997	200	90.0%
Grand Reserve Lexington (3)	Lexington	2000	1999	370	94.1%
Lakepointe	Lexington	1986	1994	118	94.9%
Mansion, The	Lexington	1989	1994	184	98.4%
Village, The	Lexington	1987	1994	252	97.2%
Stonemill Village	Louisville	1985	1994	384	95.1%

Total Kentucky				1,748	95.4%

Mississippi
Riverhills	Grenada	1972	1985	96	87.5%
Crosswinds	Jackson	1988/89	1996	360	99.2%
Pear Orchard	Jackson	1985	1994	389	96.7%
Reflection Pointe	Jackson	1986	1988	296	98.3%
Somerset	Jackson	1980	1995	144	97.2%
Woodridge	Jackson	1987	1988	192	96.9%
Lakeshore Landing (2)	Ridgeland	1974	1994	196	93.4%
Savannah Creek	Southaven	1989	1996	204	95.6%
Sutton Place	Southaven	1991	1996	253	95.3%

Total Mississippi				2,130	96.4%

North Carolina
Hermitage at Beechtree	Cary	1988	1997	194	90.2%
Woodstream (2)	Greensboro	1983	1994	304	86.8%
Corners, The	Winston-Salem	1982	1993	240	97.9%

Total North Carolina				738	91.3%

Ohio
Fairways at Royal Oak	Cincinnati	1988	1994	214	95.8%

South Carolina
Colony at South Park (2)	Aiken	1989/91	1997	184	91.8%
Woodwinds	Aiken	1988	1997	144	95.8%
Tanglewood	Anderson	1980	1994	168	97.0%
Paddock Club-Columbia	Columbia	1989/95	1997	336	93.2%
The Fairways	Columbia	1992	1994	240	95.8%
Highland Ridge	Greenville	1984	1995	168	95.2%
Howell Commons	Greenville	1986/88	1997	348	96.6%
Paddock Club-Greenville	Greenville	1996	1997	208	89.9%
Park Haywood	Greenville	1983	1993	208	96.2%
Spring Creek	Greenville	1985	1995	208	96.2%

Property	Location	Year Completed	Year Management Commenced	Number of Units	Occupancy Rate(4)
Runaway Bay	Mt. Pleasant	1988	1995	208	94.7%
Park Place	Spartanburg	1987	1997	184	92.4%

Total South Carolina				2,604	94.6%

Tennessee
Hamilton Pointe (2)	Chattanooga	1989	1992	361	95.3%
Hidden Creek (2)	Chattanooga	1987	1988	300	95.7%
Steeplechase	Chattanooga	1986	1991	108	95.4%
Windridge	Chattanooga	1984	1997	174	98.3%
Oaks, The	Jackson	1978	1993	100	93.0%
Post House Jackson	Jackson	1987	1989	150	89.3%
Post House North	Jackson	1987	1989	144	97.2%
Bradford Chase	Jackson	1987	1994	148	99.3%
Woods at Post House	Jackson	1997	1995	122	91.8%
Cedar Mill (2)	Memphis	1973/86	1982/94	276	96.0%
Crossings	Memphis	1973	1991	80	95.0%
Eastview	Memphis	1973	1984	432	97.5%
Gleneagles	Memphis	1975	1990	184	96.7%
Greenbrook	Memphis	1980	1988	1,037	93.9%
Hickory Farm	Memphis	1985	1994	200	95.0%
Kirby Station	Memphis	1978	1994	371	97.8%
Lincoln on the Green	Memphis	1988/98	1994	618	94.8%
Park Estate	Memphis	1974	1977	82	91.5%
Reserve at Dexter Lake I	Memphis	1999	1998	252	94.0%
Reserve at Dexter Lake II (3)	Memphis	2000	1999	244	82.4%
Reserve at Dexter Lake III (3)	Memphis	2001	2000	244	65.6%
River Trace I	Memphis	1981	1997	244	96.3%
River Trace II	Memphis	1985	1997	196	98.0%
Paddock Club-Murfreesboro	Murfreesboro	1999	1998	240	94.6%
Brentwood Downs	Nashville	1986	1994	286	94.4%
Grand View Nashville (3)	Nashville	2001	1999	433	94.0%
Park at Hermitage	Nashville	1987	1995	440	93.4%

Total Tennessee				7,466	93.8%

Texas
Northwood (2)	Arlington	1980	1998	270	95.6%
Balcones Woods	Austin	1983	1997	384	99.0%
Stassney Woods	Austin	1985	1995	288	97.9%
Travis Station	Austin	1987	1995	304	95.4%
Woods, The (2)	Austin	1977	1997	278	97.1%
Celery Stalk	Dallas	1978	1994	410	85.9%
Courtyards at Campbell	Dallas	1986	1998	232	91.4%
Deer Run	Dallas	1985	1998	304	86.2%
Lodge at Timberglen	Dallas	1983	1994	260	81.5%
Westborough Crossing	Katy	1984	1994	274	91.2%
Kenwood Club	Katy	2000	1999	320	95.0%
Lane at Towne Crossing (2)	Mesquite	1983	1994	384	90.9%
Highwood	Plano	1983	1998	196	91.3%
Cypresswood Court	Spring	1984	1994	208	94.2%
Green Tree Place	Woodlands	1984	1994	200	97.0%

Total Texas				4,312	92.5%

Virginia
Township	Hampton	1987	1995	296	98.6%

Total				33,923	94.5%

(1)
In July 2002, we acquired Preston Hills apartments, a 464-unit property located in a northeast suburb of Atlanta, Georgia for $33.7 million. We intend to transfer, at our cost basis, Preston Hills apartments into the Crow Joint Venture in October 2002. We own a 33 1/3% interest in the Crow Joint Venture.

(2)	Held in our joint venture with Blackstone Real Estate Acquisitions, LLC since 1999. We own a 33 1/3% interest in this joint venture.
(3)	We developed each of these properties, each of which is now in lease-up.
(4)	State and grand totals represent weighted average occupancy as of August 31, 2002.

MANAGEMENT

Our directors and executive officers are as follows:

Name	Age	Position
H. Eric Bolton, Jr.	45	President, Chief Executive Officer and Chairman of the Board of Directors (term expires 2005)
Simon R.C. Wadsworth	55	Executive Vice President, Chief Financial Officer and Director (term expires 2003)
George E. Cates	65	Director (term expires 2003)
John F. Flournoy	62	Director (term expires 2004)
Robert F. Fogelman	66	Director (term expires 2004)
Alan B. Graf, Jr.	49	Director (term expires 2005)
John S. Grinalds	64	Director (term expires 2003)
Ralph Horn	61	Director (term expires 2005)
Michael S. Starnes	57	Director (term expires 2004)

H. Eric Bolton, Jr.    Mr. Bolton is our President, Chief Executive Officer and Chairman of the Board of Directors. Mr. Bolton joined us in 1994 as Vice-President of Development and was named Chief Operating Officer in February 1996 and promoted to President in December 1996. Mr. Bolton assumed the position of Chief Executive Officer following the retirement of George E. Cates in October 2001 pursuant to a succession plan developed and approved by our Board of Directors. He was named Chairman of the Board of Directors in September 2002. Prior to joining us, Mr. Bolton was with Trammell Crow Company for more than five years and was Executive Vice President and Chief Financial Officer of Trammell Crow Realty Advisors. Mr. Bolton has been one of our directors since February 1997.

Simon R. C. Wadsworth.    Mr. Wadsworth has been our Executive Vice President, Chief Financial Officer and a director since March 1994.

George E. Cates.    Mr. Cates currently serves as a director. He was the Chairman of the Board of Directors from our inception in February 1994 until September 2002. Mr. Cates served as our Chief Executive Officer from February 1994 until his planned retirement in October 2001. Prior to that time, Mr. Cates was President and Chief Executive Officer of The Cates Company from 1977 until its merger with us in February 1994. Mr. Cates is a director for First Tennessee National Corporation and from 1999 until September 2002 served as a director for SCB Computer Technologies, Inc.

John F. Flournoy.    Mr. Flournoy has served as a director since November 1997. Mr. Flournoy has been Chief Executive Officer of Flournoy Development Company for more than five years.

Robert F. Fogelman.    Mr. Fogelman has served as a director since July 1994. He serves on our Compensation Committee and has been the President of Fogelman Investment Company, a privately owned investment firm, for more than five years.

Alan B. Graf, Jr.    Mr. Graf has served as a director since June 2002 and currently is chairman of our Audit Committee. He is the Executive Vice President and Chief Financial Officer of FedEx Corporation, a position he has held since 1998. Prior to that time, he was senior vice president and Chief Financial Officer for Federal Express Corporation, FedEx’s predecessor, from 1991 to 1998. Mr. Graf joined FedEx in 1980 and also serves as the Chairman of the Board of FedEx Custom Critical. He is also a director of Kimball International, Inc. He served as a director and chairman of the audit committee and special committee of Storage USA, Inc. until its sale to Security Capital Group in April 2002.

John S. Grinalds.    General Grinalds has served as a director since November 1997 and serves on our Audit and Compensation Committees. General Grinalds became the President of The Citadel, Charleston, South

Carolina in 1997. Prior to assuming the presidency of The Citadel, General Grinalds was the headmaster of Woodberry Forest School in Virginia. From 1989 to 1991, General Grinalds held the rank of Major General and was the commanding general of the U.S. Marine Corps Recruit Depot in San Diego, California.

Ralph Horn.    Mr. Horn has served as a director since April 1998 and is chairman of our Compensation Committee. He is Chairman of the Board, Chief Executive Officer and President of First Tennessee National Corporation. Mr. Horn was elected President, Chief Operating Officer, and a director of First Tennessee National Corporation in July 1991, Chief Executive Officer in April 1994, and Chairman of the Board effective January 1, 1996. Mr. Horn is also a director of Harrah’s Entertainment, Inc.

Michael S. Starnes.    Mr. Starnes has served as a director since July 1998 and serves on our Compensation and Audit Committees. Mr. Starnes founded M.S. Carriers, Inc., a truckload transportation and logistics company, in 1978 and served as Chairman and Chief Executive Officer until its merger with Swift Transportation Co., Inc. in June 2001. Since June 2001, Mr. Starnes has served as President of M.S. Carriers, a subsidiary of Swift Transportation Co., Inc. He is also a director of Swift Transportation Co., Inc., RFS Hotel Investors, Inc. and Union Planters Corporation.

DESCRIPTION OF THE SERIES F PREFERRED STOCK

This description of the Series F Preferred Stock supplements the description of the general terms and provisions of our securities, including preferred stock, in the accompanying prospectus. You should consult that general description, beginning on page 9 of the accompanying prospectus, for further information.

General

We are authorized under our charter to issue up to 20,000,000 shares of preferred stock from time to time in one or more series, with such designations, powers, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, in each case, if any, as are permitted by Tennessee law and as our Board of Directors may determine by adoption of an amendment to the charter without any further vote or action by our shareholders. As of the date of this prospectus supplement, 2,000,000 shares of Series A Preferred Stock, 1,938,830 shares of Series B Preferred Stock, 2,000,000 shares of Series C Preferred Stock and 1,000,000 shares of Series E Preferred Stock are issued and outstanding. We will repurchase and retire a portion of the issued and outstanding shares of Series E Preferred Stock or redeem a portion of the issued and outstanding shares of Series A Preferred Stock with the net proceeds of this offering.

Our Board of Directors has designated 3,000,000 shares of preferred stock as Series F Preferred Stock, only 470,000 shares (520,000 shares if the underwriters’ option is exercised in full) of which will be issued in this offering. The remaining shares of Series F Preferred Stock may be issued in the future upon authorization by our Board of Directors.

The following summary of the terms and provisions of the Series F Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of our charter and the amendment to our charter creating the Series F Preferred Stock. You may obtain a complete copy of the charter amendment by contacting us.

Our preferred stock may be issued without shareholder approval, with such voting powers (full or limited), designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations, or restrictions thereof as shall be established by our Board of Directors. Thus, without shareholder approval, we could issue preferred stock with voting, conversion and other rights that could dilute the voting power and other rights of the holders of Series F Preferred Stock.

Our Board of Directors has authorized our classification and issuance of the Series F Preferred Stock as part of the 20,000,000 shares of our authorized preferred stock and approved the form of the charter amendment for the Series F Preferred Stock.

When issued, the Series F Preferred Stock will be validly issued, fully paid and non-assessable. The holders of the Series F Preferred Stock will have no preemptive rights with respect to any shares of our capital stock or any other of our securities convertible into or carrying rights or options to purchase any such shares. The Series F Preferred Stock will not be subject to any sinking fund or other obligation to redeem or retire the Series F Preferred Stock. Unless redeemed by us on or after October 16, 2007, the Series F Preferred Stock will have a perpetual term, with no maturity. Application will be made to list the Series F Preferred Stock on the NYSE under the symbol “MAA PrF.” Trading of Series F Preferred Stock on the NYSE is expected to commence within the 30-day period after the initial delivery of the Series F Preferred Stock.

Dividends

Holders of shares of the Series F Preferred Stock are entitled to receive, when and as declared by our Board of Directors (or a duly authorized committee of the Board), out of funds legally available for the payment of dividends, preferential cumulative cash dividends at the rate of 9 1/4% per annum of the liquidation preference of $25 per share (equivalent to a fixed annual amount of $2.3125 per share).

Dividends on the Series F Preferred Stock will be cumulative from (but excluding) the date of original issue, which is expected to be October 16, 2002 and will be payable monthly in arrears on the 15th day of each calendar month, or, if not a business day, on the next succeeding business day. The first dividend, which will be payable on November 15, 2002, will be for less than a full month. We will compute all dividends payable for partial dividend periods on the Series F Preferred Stock on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in our stock records at the close of business on the applicable record date. The record date for each dividend will be the first day of the calendar month in which the applicable dividend payment date falls or on such other date designated by our Board of Directors that is not more than 30 nor less than 10 days prior to such dividend payment date.

Our Board of Directors will not declare, pay or set apart for payment any dividends on shares of Series F Preferred Stock at any time that the terms and provisions of any of our agreements, including any agreement relating to our indebtedness, prohibits that action or provides that the declaration, payment or setting apart for payment of those dividends would constitute a breach of or a default under any such agreement, or if such action is restricted or prohibited by law.

Notwithstanding the foregoing, dividends on the Series F Preferred Stock will accumulate whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not we declare such dividends. Accumulated but unpaid dividends on the Series F Preferred Stock will not bear interest, and holders of the Series F Preferred Stock will not be entitled to any distributions in excess of full cumulative dividends described above. Except as stated in the following paragraph, no dividends will be declared or paid or set apart for payment on any of our common stock or any other series of preferred stock ranking equal with the Series F Preferred Stock or any series or class of equity securities ranking junior to the Series F Preferred Stock (other than a dividend in shares of our common stock or in shares of any other class of stock ranking junior to the Series F Preferred Stock as to dividends and upon liquidation) for any period unless full cumulative dividends have been or contemporaneously are declared and paid (or declared and a sum sufficient for the payment of those dividends is set apart for such payment) on the Series F Preferred Stock for all past dividend periods and the then current dividend period.

If we do not declare and either pay or set aside for payment the full cumulative dividends on the Series F Preferred Stock and all shares of capital stock that are equal in rank with Series F Preferred Stock, the amount which we have declared will be allocated ratably to the Series F Preferred Stock and to each series of shares of capital stock equal in rank so that the amount declared for each share of Series F Preferred Stock and for each share of each series of capital stock equal in rank is proportionate to the accrued and unpaid dividends on those shares.

Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series F Preferred Stock have been or contemporaneously are declared and paid (or declared and a sum sufficient for the payment is set apart for payment) for all past dividend periods and the then current dividend period, no dividends (other than in shares of common stock or other shares of capital stock ranking junior to the Series F Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon our common stock, or any of our other capital stock ranking junior to or equal with the Series F Preferred Stock as to dividends or upon liquidation, nor shall we redeem, purchase, or otherwise acquire for any consideration (or pay or make any monies available for a sinking fund for the redemption of any such shares) any shares of our common stock, or any other shares of our capital stock ranking junior to or equal with the Series F Preferred Stock as to dividends or upon liquidation (except by conversion into or exchange for any of our capital stock ranking junior to the Series F Preferred Stock as to dividends, shares of Series E Preferred Stock repurchased with the net proceeds of this offering and upon liquidation or redemption for the purpose of preserving our qualification as a REIT). Holders of shares of the Series F Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends on the Series F Preferred Stock. Any dividend payment made on shares of the Series F Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due.

Maturity

The Series F Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. In addition, we are not required to set aside funds to redeem the Series F Preferred Stock. Accordingly, the shares of Series F Preferred Stock will remain outstanding indefinitely unless we decide in our sole discretion to redeem them.

Redemption

The Series F Preferred Stock is not redeemable prior to October 16, 2007. However, in order to ensure that we will continue to meet the requirements for qualification as a REIT, the Series F Preferred Stock will be subject to provisions in our charter pursuant to which shares of our capital stock owned by a shareholder in excess of 9.9% in value of the outstanding shares of our capital stock will be deemed “excess shares,” and we will have the right to purchase those excess shares from the holder.

On and after October 16, 2007, at our sole option upon not less than 30 nor more than 60 days’ written notice, we may redeem shares of the Series F Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25 per share, plus all accumulated and unpaid dividends thereon to the date fixed for redemption (except with respect to excess shares), without interest. Holders of Series F Preferred Stock to be redeemed must then surrender such Series F Preferred Stock at the place designated in the notice. Upon surrender of the Series F Preferred Stock, the holders will be entitled to the redemption price and any accumulated and unpaid dividends payable upon such redemption. If notice of redemption of any shares of Series F Preferred Stock has been given and if we have set aside the funds necessary for such redemption in trust for the benefit of the holders of any of the shares of Series F Preferred Stock to be redeemed, then from and after the redemption date dividends will cease to accumulate on those shares of Series F Preferred Stock, those shares of Series F Preferred Stock will no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all of the outstanding Series F Preferred Stock is to be redeemed, the Series F Preferred Stock to be redeemed shall be selected ratably (as nearly as may be practicable without creating fractional shares) or by any other equitable method that we may choose.

Unless full cumulative dividends on all shares of Series F Preferred Stock have been or contemporaneously are declared and paid (or declared and a sum sufficient for payment set apart for payment for all past dividend periods and the then current dividend period), no shares of Series F Preferred Stock will be redeemed unless all outstanding shares of Series F Preferred Stock are simultaneously redeemed. In such event, we also will not purchase or otherwise acquire directly or indirectly any shares of Series F Preferred Stock (except by exchange for our capital stock ranking junior to the Series F Preferred Stock as to dividends and upon liquidation). However, the foregoing shall not prevent us from purchasing excess shares in order to ensure that we continue to meet the requirements for qualification as a REIT, or the purchase or acquisition of shares of Series F Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series F Preferred Stock. So long as no dividends are in arrears, we will be entitled at any time and from time to time to repurchase shares of Series F Preferred Stock in open-market transactions duly authorized by the Board of Directors and effected in compliance with applicable laws.

Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York. Publication will be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. We will mail a similar notice, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series F Preferred Stock to be redeemed at their respective addresses as they appear on our stock transfer records. No failure to give such notice or any defect in the notice or in the mailing of the notice shall affect the validity of the redemption of any shares of Series F Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state:

•	the redemption date;

•	the redemption price;

•	the number of shares of Series F Preferred Stock to be redeemed;

•	the place or places where the Series F Preferred Stock is to be surrendered for payment of the redemption price; and

•	that dividends on the shares to be redeemed will cease to accumulate on the redemption date.

If less than all of the Series F Preferred Stock held by any holder is to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series F Preferred Stock held by such holder to be redeemed.

Immediately prior to any redemption of Series F Preferred Stock, we will pay, in cash, any accumulated and unpaid dividends through the redemption date. If a redemption date falls after a record date and prior to the corresponding dividend payment date, however, each holder of Series F Preferred Stock at the close of business on that record date shall be entitled to the dividend payable on such shares on the corresponding dividend payment date notwithstanding the redemption of such shares before the dividend payment date.

The Series F Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. However, in order to ensure that we continue to meet the requirements for qualification as a REIT, we will have the right to purchase “excess shares” as described in the first paragraph of this section. In addition, we may redeem excess shares, in whole or in part, at any time when outstanding shares of Series F Preferred Stock are being redeemed, for cash at a redemption price of $25 per share, but excluding accumulated and unpaid dividends on those excess shares, without interest. Such excess shares will be redeemed in the same proportion and in accordance with the same procedures as the shares of Series F Preferred Stock being redeemed.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of shares of Series F Preferred Stock are entitled to be paid, out of our assets legally available for distribution to our shareholders, a liquidation preference of $25 per share, plus an amount equal to any accumulated, accrued and unpaid dividends to and including the date of payment, but without interest, before any distribution of assets is made to holders of our common stock or any other class or series of our capital stock that ranks junior to the Series F Preferred Stock as to liquidation rights. If our assets legally available for distribution to shareholders are insufficient to pay in full the liquidation preference on the Series F Preferred Stock and the liquidation preference on any shares of preferred stock equal in rank with the Series F Preferred Stock, all assets distributed to the holders of the Series F Preferred Stock and any other series of preferred stock equal in rank with the Series F Preferred Stock will be distributed ratably so that the amount of assets distributed per share of Series F Preferred Stock and such other series of preferred stock equal in rank with the Series F Preferred Stock shall in all cases bear to each other the same ratio that the liquidation preference per share on the Series F Preferred Stock and on such other series of preferred stock bear to each other. Holders of Series F Preferred Stock will be entitled to written notice of any event triggering the right to receive the liquidation preference. After payment of the full amount of the liquidation preference, plus any accumulated and unpaid dividends to which they are entitled, the holders of Series F Preferred Stock will have no right or claim to any of our remaining assets. If we consolidate or merge with or into any other corporation, trust or entity or sell, lease or convey all or substantially all of our property or business, we will not be deemed to have liquidated, dissolved or wound up.

Rank

With respect to the payment of dividends and amounts upon our liquidation, dissolution or winding up, the Series F Preferred Stock will rank:

•
senior to all classes or series of our common stock and to all equity securities ranking junior to the Series F Preferred Stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up;

•	equal with the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series E Preferred Stock; and

•	junior to all our existing and future indebtedness.

Voting Rights

Holders of the Series F Preferred Stock will not have any voting rights, except as described below or as otherwise required by law.

Whenever dividends on any shares of Series F Preferred Stock are in arrears for 18 or more months, the holders of those shares, voting separately as a class, together with the holders of the Series A, B, C and E Preferred Stock and all other series of preferred stock equal in rank with the Series F Preferred Stock upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of a total of two additional directors on our Board of Directors. The election of these two directors will take place at a special meeting called by the holders of record of at least 20% of the Series F Preferred Stock or the holders of record of at least 20% of any series of preferred stock equal in rank with the Series F Preferred Stock so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting until all dividend arrearages have been paid (or declared and a sum sufficient for payment set aside). A quorum for any such meeting will exist if at least a majority of the total outstanding shares of Series F Preferred Stock and shares of preferred stock equal in rank with the Series F Preferred Stock entitled to like voting rights are represented in person or by proxy at that meeting. The directors elected as described above shall be elected upon the affirmative vote of a plurality of the shares of Series F Preferred Stock and preferred stock equal in rank with the Series F Preferred Stock present and voting in person or by proxy at a duly called and held meeting at which a quorum is present, voting separately as a single class. If and when all accumulated dividends and the dividend for the then current dividend period on the Series F Preferred Stock have been paid in full or declared or set aside for payment in full, the holders of the Series F Preferred Stock shall be divested of the right to elect directors and, if all dividend arrearages have been paid in full (or declared and set aside for payment in full) on all series of preferred stock entitled to like voting rights, the term of office of each director so elected shall terminate. Any director so elected may be removed at any time with or without cause by, and shall not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of the Series F Preferred Stock having the voting rights described above (voting separately as a single class with all series of preferred stock entitled to like voting rights). So long as a dividend arrearage continues, any vacancy in the office of a director elected as described above may be filled by written consent of the director elected as described above who remains in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series F Preferred Stock when they have the voting rights described above (voting separately as a single class with all series of preferred stock entitled to like voting rights). These directors shall each be entitled to one vote per director on any matter.

So long as any shares of Series F Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Series F Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), amend, alter or repeal the provisions of our charter or the amendment to the charter designating the Series F Preferred Stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series F Preferred Stock or the holders thereof. However, with respect to the occurrence of any event listed above, so long as the Series F Preferred Stock remains outstanding with its terms materially unchanged, the occurrence of any such event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of the Series F Preferred Stock. In addition (i) any increase in the amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock, and (ii) any increase in the amount of authorized shares of such series, in each case ranking equal with or junior to the Series F Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

When exercising the voting rights described above, each share of Series F Preferred Stock shall have one vote per share, except that when voting as a single class with all other series of preferred stock entitled to like voting rights, each share of Series F Preferred Stock and all other such series of preferred stock will have one vote per $25 of stated liquidation preference.

Except as required by law, the holders of Series F Preferred Stock will not be entitled to vote on any merger or consolidation involving us or a sale of all or substantially all of our assets.

In addition, under Tennessee law, the Series F Preferred Stock will be entitled to vote as a separate voting group if the Series F Preferred Stock is affected by certain amendments to our charter, whether made by filing articles of amendment or by a merger or share exchange. In particular, if a proposed amendment to our charter requires shareholder action, a separate class or series of shares will be entitled to vote as a separate voting group on any amendment that would: (i) increase or decrease the aggregate number of authorized shares of that class; (ii) effect an exchange or reclassification of all or part of the shares of the class into shares of another class; (iii) effect an exchange or reclassification, or create a right of exchange, of all or part of the shares of another class into shares of the class; (iv) change the designation, rights, preferences, or limitations of any shares of the class; (v) change the shares of all or part of the class into a different number of shares of the same class; (vi) create a new class or change a class with subordinate and inferior rights into a class of shares, having rights or preferences with respect to distributions or dissolution that are prior, superior, or substantially equal to the shares of the class; (vii) limit or deny an existing preemptive right of all or part of the shares of the class, if any; (viii) authorize the issuance as a share dividend of shares of such class in respect of shares of another class; (ix) cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on any shares of that class. If a proposed amendment would affect a series or class of shares in one or more of the ways described in this paragraph, the shares of that series or class are entitled to vote as a separate voting group on the proposed amendment. The above mandatory voting rights apply regardless of whether the change is favorable or unfavorable to the affected series or class. Unless our charter, bylaws, or Board of Directors requires a higher vote, the vote required within each voting group will be a majority of votes actually cast at a meeting at which a quorum is present, except that if the proposed amendment creates dissenters’ rights for any voting group, the vote required within that voting group will be a majority of the total votes in that voting group entitled to be cast on the amendment.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series F Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

Restrictions on Ownership

For us to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), among other things, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year, and such capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. To ensure that we continue to meet the requirements for qualification as a REIT, our charter, subject to certain exceptions, provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% in value of our outstanding capital stock. Our Board of Directors may waive this ownership limit with respect to a shareholder if evidence satisfactory to our Board of Directors and our tax counsel is presented that the changes in ownership will not then or in the future jeopardize our status as a REIT. Any transfer of capital stock or any security convertible into capital stock that would result in a direct or indirect ownership of capital stock by a shareholder in excess of the ownership limit or that would result in our failure to meet the requirements for qualification as a

REIT, including any transfer that results in the capital stock being owned by fewer than 100 persons or results in our being “closely held” within the meaning of section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the capital stock. The foregoing restrictions on transferability and ownership will not apply if our Board of Directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Capital stock owned, or deemed to be owned, or transferred to a shareholder in excess of the 9.9% ownership limit shall be deemed “excess shares” held by such holder as agent on behalf of, and in trust for the exclusive benefit of the transferees (which may include us) to whom such capital stock may be ultimately transferred without violating the ownership limit. While the excess shares are held in trust, the holder of those shares will not be entitled to vote those shares, the excess shares will not be considered issued and outstanding for purposes of any shareholder vote or the determination of a quorum for such vote and, except upon liquidation, will not be entitled to participate in dividends or other distributions. Any dividend or distribution paid to a proposed transferee of excess shares prior to our discovery that capital stock has been transferred in violation of the ownership limitation shall be repaid to us upon demand.

Excess shares are further subject to transfer at the direction of our Board of Directors. If our Board of Directors directs a holder of excess shares to sell those shares, such holder shall pay us out of the proceeds of such sale all expenses incurred by us in connection with such sale plus any remaining amount of such proceeds that exceeds the amount paid by such holder for the excess shares.

In addition, we will have the right, for a period of six months during the time any excess shares are held by the holder in trust, to redeem all or any portion of the excess shares from the holder for the lesser of the price paid for the capital stock by the holder or the market price (as determined in the manner set forth in the charter) of the capital stock on the date we give notice of our intent to redeem those shares. The six month period begins on the date on which we receive written notice of the transfer or other event resulting in the classification of capital stock as excess shares.

Each shareholder shall upon demand be required to disclose to us in writing any information with respect to the direct, indirect and constructive ownership of our securities as our Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

Conversion

The Series F Preferred Stock is not convertible into or exchangeable for any of our other property or securities.

Listing

We intend to file an application to list the Series F Preferred Stock on the New York Stock Exchange under the symbol “MAA PrF.” If the application is approved, trading of the Series F Preferred Stock on the NYSE is expected to begin within 30 days after the date of initial delivery of the Series F Preferred Stock.

Transfer and Dividend Paying Agent

Wachovia Bank, N.A. will act as the transfer and dividend payment agent in respect of the Series F Preferred Stock.

FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the federal income tax issues that you, as a shareholder, may consider relevant and supersedes the discussion in “Federal Income Tax Consequences” in the accompanying prospectus. The discussion contained herein does not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to shareholders who are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States. Throughout this section Mid-America Apartment Communities, Inc. will be referred to as “Mid-America” in order to distinguish it from its subsidiaries.

The statements in this section are based on the current federal income tax laws governing qualification as a REIT. We cannot assure you that new laws, interpretations thereof, or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

We urge you to consult your own tax advisor regarding the specific tax consequences to you of investing in the Series F Preferred Stock and of Mid-America’s election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the federal, state, local, foreign, and other tax consequences of such investment and election, and regarding potential changes in applicable tax laws.

Taxation of Mid-America

Mid-America elected to be taxed as a REIT for its taxable year ended on December 31, 1994. Mid-America believes that it has operated in a manner intended to qualify as a REIT since its election to be a REIT and it intends to continue to operate in such a manner. This section discusses the laws governing the federal income tax treatment of a REIT and its shareholders. These laws are highly technical and complex.

Mid-America’s qualification as a REIT depends on its ability to meet on a continuing basis the qualification tests required by the federal tax laws. Those qualification tests involve the percentage of income that Mid-America earns from specified sources, the percentage of its assets that fall within specified categories, the diversity of its share ownership, and the percentage of its earnings that it distributes. We describe the REIT qualification tests in more detail below. For a discussion of the tax treatment of Mid-America and its shareholders if Mid-America fails to qualify as a REIT, please read “—Failure to Qualify” on page S-29.

If Mid-America qualifies as a REIT, it generally will not be subject to federal income tax on the taxable income that it distributes to its shareholders. The benefit of that tax treatment to shareholders is that they avoid the “double taxation” (i.e., at both the corporate and shareholder levels) that generally results from owning stock in a corporation. However, even if Mid-America qualifies as a REIT, it will be subject to federal tax in the following circumstances:

•
Mid-America will pay federal income tax on taxable income (including net capital gain) that it does not distribute to its shareholders during, or within a specified time period after, the calendar year in which the income is earned.

•	Mid-America may be subject to the “alternative minimum tax” on any items of tax preference that it does not distribute or allocate to its shareholders.

•
Mid-America will pay income tax at the highest corporate rate on (1) net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that it holds primarily for sale to customers in the ordinary course of business and (2) other non-qualifying income from foreclosure property.

•
Mid-America will pay a 100% tax on net income from certain sales or other dispositions of property (other than foreclosure property) that it holds primarily for sale to customers in the ordinary course of business.

•
If Mid-America fails to satisfy the 75% gross income test or the 95% gross income test, which are described below under “—Requirements for Qualification—Income Tests” on page S-25, and nonetheless continues to qualify as a REIT because it meets certain other requirements, it will pay a 100% penalty tax on (1) the gross income attributable to the greater of (a) the amount by which it fails the 95% gross income test (but only if the qualifying income is less than 90% of its gross income) or (b) the amount by which it fails the 75% gross income test, multiplied by (2) a fraction intended to reflect its profitability.

•
If Mid-America fails to distribute during a calendar year at least the sum of (1) 85% of its REIT ordinary income for such year, (2) 95% of its REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, it will pay a 4% excise tax on the excess of such required distribution over the amount it actually distributed. Mid-America may elect to retain and pay income tax on its net long-term capital gain.

•
If Mid-America acquires any asset from a C corporation, or a corporation generally subject to full corporate-level tax, in a merger or other transaction in which it acquires a basis in the asset that is determined by reference to the C corporation’s basis in the asset, or another asset, it will pay tax at the highest regular corporate rate applicable if it recognizes gain on the sale or disposition of such asset during the 10-year period after it acquires such asset. The amount of gain on which it will pay tax is the lesser of (1) the amount of gain that it recognizes at the time of the sale or disposition and (2) the amount of gain that it would have recognized if it had sold the asset at the time it acquired the asset. Beginning with transactions occurring after January 2, 2002, the rule described in this paragraph will apply unless Mid-America elects deemed sale treatment.

Requirements for Qualification

A REIT is a corporation, trust, or unincorporated association that meets the following requirements:

(1)	it is managed by one or more trustees or directors;

(2)	its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)	it would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws;

(4)	it is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

(5)	at least 100 persons are beneficial owners of its shares or ownership certificates;

(6)
not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, as defined in the federal income tax laws to include certain entities, during the last half of any taxable year;

(7)
it elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status;

(8)	it uses a calendar year for federal income tax purposes and complies with the record keeping requirements of the federal income tax laws; and

(9)	it meets certain other qualification tests, described below, regarding the nature of its income and assets.

Mid-America must meet requirements (1) through (4) during its entire taxable year and must meet requirement (5) during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If Mid-America complies with all the requirements for ascertaining the ownership of its outstanding shares in a taxable year and has no reason to know that it violated requirement (5), it will be deemed to have satisfied requirement (5) for such taxable year. For purposes of determining share ownership under requirement (6), an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding shares of Mid-America in proportion to their actuarial interests in the trust for purposes of requirement (6).

Mid-America believes that it has issued sufficient common stock with sufficient diversity of ownership to satisfy requirements (5) and (6) set forth above. In addition, Mid-America’s charter restricts the ownership and transfer of the common and preferred stock so that Mid-America should continue to satisfy requirements (5) and (6). The provisions of the charter restricting the ownership and transfer of the common stock and preferred stock are described in “Description of Capital Stock—Ownership Limitations” on page 18 in the accompanying prospectus.

Mid-America currently has 11 corporate subsidiaries and may have additional corporate subsidiaries in the future. A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, all of the capital stock of which is owned by the REIT and which does not make an election to be a taxable REIT subsidiary. Thus, in applying the requirements described herein, the separate existence of any “qualified REIT subsidiary” of Mid-America will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as assets, liabilities, and items of income, deduction, and credit of Mid-America. All of Mid-America’s corporate subsidiaries are qualified REIT subsidiaries. Accordingly, they are not subject to federal corporate income taxation, though they may be subject to state and local taxation.

In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, Mid-America’s proportionate share of the assets, liabilities, and items of income of Mid-America Apartments, L.P., and of any other partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which Mid-America has acquired or will acquire an interest, directly or indirectly (a “Subsidiary Partnership”), is treated as assets and gross income of Mid-America for purposes of applying the various REIT qualification requirements.

REITs are permitted to own up to 100% of the stock of one or more “taxable REIT subsidiaries,” or TRSs, after January 1, 2001. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. However, a TRS may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s length basis. We do not currently have any TRSs, but we may form or acquire one or more TRSs in the future.

Income Tests

Mid-America must satisfy two gross income tests annually to maintain its qualification as a REIT. First, at least 75% of its gross income for each taxable year must consist of defined types of income that it derives, directly or indirectly, from investments relating to real property or mortgages on real property or temporary investment income. Qualifying income for purposes of that 75% gross income test includes, but is not limited to:

•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property;

•	gain from the sale or other disposition of real property, including interests in real property and interests in mortgages on real property, that is not inventory or other dealer property; and

•	dividends or other distributions on and gain from the sale of shares in other REITs.

Second, at least 95% of its gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, dividends, other types of interest or gain from the sale or disposition of stock or securities. Gross income from Mid-America’s sale of property that it holds primarily for sale to customers in the ordinary course of business is excluded from both income tests. The following paragraphs discuss the specific application of these tests to Mid-America.

Rent that Mid-America receives from real property that it owns and leases to its residents will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

•	First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales;

•
Second, neither Mid-America nor a direct or indirect owner of 10% or more of its stock may own, actually or constructively, 10% or more of a tenant from whom it receives rent (except with respect to TRSs);

•
Third, none of the rent attributable to personal property received under a lease of real property will qualify as “rent from real property” if the rent attributable to personal property exceeds 15% of the total rent received under the lease; and

•
Finally, Mid-America generally must not operate or manage its real property or furnish or render services to its tenants, other than services customarily furnished in connection with the rental of real property and other than services through an “independent contractor” who is adequately compensated and from whom Mid-America does not derive revenue. An independent contractor is any person who does not own, directly or indirectly, more than 35% of Mid-America’s stock and in which not more than 35% interest is owned, directly or indirectly by one or more persons also owning 35% or more of Mid-America. However, Mid-America need not provide services through an “independent contractor,” but instead may provide services directly, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, Mid-America may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, as long as its income from the services does not exceed 1% of its income from the related property.

Mid-America Apartments, L.P. receives fees in consideration of the performance of management, landscaping and administrative services with respect to properties that are not wholly owned, directly or indirectly, by Mid-America Apartments, L.P. A portion of such fees generally will not qualify under the 75% or 95% gross income tests. Mid-America also receives other non-qualifying income, such as income from coin-operated laundry machines and income from corporate and guests apartments. We believe, however, that the aggregate amount of such fees and other non-qualifying income in any taxable year will not cause Mid-America to exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of Mid-America’s assets is held for sale to customers and that a sale of any such asset would not be in the ordinary course of its business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot provide assurance, however, that we can comply with such safe-harbor provisions or that Mid-America will avoid owning property that may be characterized as property that it holds “primarily for sale to customers in the ordinary course of a trade or business.”

From time to time, Mid-America or Mid-America Apartments, L.P. may enter into hedging transactions with respect to one or more of its assets or liabilities. Its hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. To the extent that Mid-America or Mid-America Apartments, L.P. enters into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge its indebtedness incurred to acquire or carry “real estate assets,” any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that Mid-America or Mid-America Apartments, L.P. hedges with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize Mid-America’s status as a REIT.

If Mid-America fails to satisfy one or both of the gross income tests for any taxable year, it nevertheless may qualify as a REIT for such year if it qualifies for relief under certain provisions of the Code. Those relief provisions generally will be available if:

•	our failure to meet such tests is due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our tax return; and

•	any incorrect information on the schedule was not due to fraud with intent to evade tax.

We cannot predict, however, whether in all circumstances Mid-America would qualify for the relief provisions. In addition, even if the relief provisions apply, Mid-America would incur the penalty tax on excess gross income described above in “—Taxation of Mid-America.”

Asset Tests

To maintain its qualification as a REIT, Mid-America also must satisfy two asset tests at the close of each quarter of each taxable year.

(1)	First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	stock in other REITs; and

•	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five-year term.

(2)	The second asset test has two components:

•	First, of Mid-America’s investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets; and

•
Second, Mid-America may not own more than 10% of any one issuer’s outstanding voting securities or more than 10% of the total value of the outstanding securities of a single issuer. For purposes of the 10% value test, the term “securities” excludes securities includible under the 75% asset test as well as “straight debt,” which is non-contingent, non-convertible debt issued by an individual, by a partnership in which Mid-America owns at least a 20% profit interest or by a corporation in which Mid-America owns no other securities.

For purposes of both components of the second asset test, “securities” does not include Mid-America’s stock in any qualified REIT subsidiary, other REITs, a TRS or our equity interest in any partnership.

In addition to the asset tests set forth above, no more than 20% of the value of Mid-America’s total assets may consist of the securities of one or more TRSs.

If Mid-America should fail to satisfy the asset tests at the end of a calendar quarter, it would not lose its REIT status if:

(1)	it satisfied the asset tests at the close of the preceding calendar quarter; and

(2)
the discrepancy between the value of its assets and the asset test requirements arose from changes in the market values of its assets and was not wholly or partly caused by the acquisition during the calendar quarter of one or more non-qualifying assets.

If we fail to satisfy the condition described in clause (2) of the preceding sentence, we still could avoid disqualification as a REIT by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

Distribution Requirements

Each taxable year, Mid-America must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our shareholders in an aggregate amount at least equal to:

•
the sum of (1) 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain or loss) and (2) 90% of our after-tax net income, if any, from foreclosure property; minus

•	the sum of particular items of non-cash income.

Mid-America must pay such distributions in the taxable year to which they relate, or in the following taxable year if it declares the distribution before it timely files its federal income tax return for such year and pay the distribution on or before the first regular dividend payment date after such declaration.

Mid-America will pay federal income tax on taxable income, including net capital gain, that it does not distribute to shareholders. Furthermore, if Mid-America fails to distribute during a calendar year, or by the end of January following such calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of its REIT ordinary income for such year;

•	95% of its REIT capital gain income for such year; and

•	any undistributed taxable income from prior periods,

Mid-America will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts it actually distributed. Mid-America may elect to retain and pay income tax on the net long-term capital gain it receives in a taxable year. If it so elects, Mid-America will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. Mid-America has made, and intends to continue to make, timely distributions sufficient to satisfy the annual distribution requirements.

It is possible that, from time to time, Mid-America may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, Mid-America may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, Mid-America may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, Mid-America may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common or preferred stock.

Under certain circumstances, Mid-America may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our shareholders in a later year. Mid-America may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although Mid-America may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

Record Keeping Requirement

Mid-America must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis particular information from our shareholders designed to disclose the actual ownership of its outstanding stock. Mid-America has complied, and Mid-America intends to continue to comply, with such requirements.

Failure to Qualify

If Mid-America failed to qualify as a REIT in any taxable year, and no relief provision applied, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we failed to qualify as a REIT, Mid-America would not be able to deduct amounts distributed to our shareholders. In fact, Mid-America would not be required to distribute any amounts to shareholders in such year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to shareholders would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate shareholders might be eligible for the dividends received deduction. Unless Mid-America qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances Mid-America would qualify for such statutory relief.

Taxation of Taxable U.S. Shareholders

As long as Mid-America qualifies as a REIT, a taxable “U.S. shareholder” must take into account as ordinary income distributions made out of Mid-America’s current or accumulated earnings and profits and not designated either as capital gain dividends or retained long-term capital gain. Mid-America’s earnings and profits will be allocated first to its preferred stock and then to its common stock. A U.S. shareholder will not qualify for the dividends received deduction generally available to corporations. As used herein, the term “U.S. shareholder” means a holder of Series F Preferred Stock that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, partnership, or other entity created or organized in or under the laws of the United States or of a political subdivision thereof;

•	an estate whose income from sources without the United States is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
any trust with respect to which (1) a U.S. court is able to exercise primary supervision over the administration of such trust and (2) one or more U.S. persons have the authority to control all substantial decisions of the trust.

A U.S. shareholder generally will recognize distributions that we designate as capital gain dividends as long-term capital gain without regard to the period for which the U.S. shareholder has held its Series F Preferred Stock. Subject to certain limitations, we will designate our capital gain dividends as either 20% or 25% rate distributions.

Mid-America may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. shareholder must include its proportionate share of Mid-America’s undistributed long-term capital gain as long-term capital gain. The U.S. shareholder would then receive a credit or refund for its proportionate share of the tax Mid-America paid. The U.S. shareholder would increase the basis in its stock by the amount of its proportionate share of Mid-America’s undistributed long-term capital gain, minus its share of the tax Mid-America paid.

A U.S. shareholder will not incur tax on a distribution in excess of Mid-America’s current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of the U.S. shareholder’s Series F Preferred Stock. Instead, such distribution will reduce the adjusted basis of such Series F Preferred Stock. A U.S. shareholder will recognize a distribution in excess of both Mid-America’s current and accumulated earnings and profits and the U.S. shareholder’s adjusted basis in its Series F Preferred Stock as long-term capital gain, or short-term capital gain if the Series F Preferred Stock has been held for one year or less, assuming the Series F Preferred Stock is a capital asset in the hands of the U.S. shareholder. In addition, if Mid-America declares a distribution in October, November, or December of any year that is payable to a U.S. shareholder of record on a specified date in any such month, such distribution shall be treated as both paid by Mid-America and received by the U.S. shareholder on December 31st of such year, provided that Mid-America actually pays the distribution during January of the following calendar year.

Shareholders may not include in their individual income tax returns any net operating losses or capital losses of Mid-America. Instead, such losses would be carried over by Mid-America for potential offset against our future income generally. Taxable distributions from Mid-America and gain from the disposition of the Series F Preferred Stock will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any “passive activity losses” (such as losses from certain types of limited partnerships in which the shareholder is a limited partner) against such income. In addition, taxable distributions from Mid-America and gain from the disposition of Series F Preferred Stock generally will be treated as investment income for purposes of the investment interest limitations. Mid-America will notify shareholders after the close of Mid-America’s taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Taxation of U.S. Shareholders on the Disposition of the Series F Preferred Stock

In general, a U.S. shareholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of the Series F Preferred Stock as long-term capital gain or loss if the U.S. shareholder has held the Series F Preferred Stock for more than one year and otherwise as short-term capital gain or loss. However, a U.S. shareholder must treat any loss upon a sale or exchange of Series F Preferred Stock held by such shareholder for six months or less as a long-term capital loss to the extent of capital gain dividends and other distributions from Mid-America that such U.S. shareholder treats as long-term capital gain. All or a portion of any loss that a U.S. shareholder realizes upon a taxable disposition of the Series F Preferred Stock may be disallowed if the U.S. shareholder purchases other shares of Series F Preferred Stock within 30 days before or after the disposition.

Capital Gains and Losses

A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate applicable to ordinary income currently is 38.6% (subject to scheduled reductions through 2006). The maximum tax rate on long-term capital gain applicable to non-corporate taxpayers is 20%. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were “section 1245 property.” With respect to distributions that Mid-America designates as capital gain dividends and any retained capital gain that it is deemed to distribute, Mid-America generally may designate whether such a distribution is taxable to its non-corporate shareholders at a 20% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Information Reporting Requirements and Backup Withholding

Mid-America will report to its shareholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 30% (subject to scheduled reductions through 2006) with respect to distributions unless such holder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A shareholder who does not provide Mid-America with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, Mid-America may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to Mid-America. See “—Taxation of Non-U.S. Shareholders.”

Taxation of Tax-Exempt Shareholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts and annuities generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the IRS has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income, provided that the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that Mid-America distributes to tax-exempt shareholders generally should not constitute unrelated business taxable income. However, if a tax-exempt shareholder were to finance its acquisition of the Series F Preferred Stock with debt, a portion of the income that it receives from Mid-America would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from Mid-America as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of Mid-America’s stock is required to treat a percentage of the dividends that it receives from Mid-America as unrelated business taxable income. Such percentage is equal to the gross income Mid-America derives from an unrelated trade or business (determined as if it were a pension trust) divided by its total gross income for the year in which it pays the dividends. That rule applies to a pension trust holding more than 10% of Mid-America’s stock only if:

•	the percentage of its dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

•
Mid-America qualifies as a REIT by reason of the modification of the rule requiring that no more than 50% of Mid-America’s shares be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding Mid-America’s stock in proportion to their actuarial interests in the pension trust; and

•
either (1) one pension trust owns more than 25% of the value of Mid-America’s stock or (2) a group of pension trusts individually holding more than 10% of the value of Mid-America’s stock collectively owns more than 50% of the value of Mid-America’s stock.

Taxation of Non-U.S. Shareholders

The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders (collectively, “non-U.S. shareholders”) are complex. This section is only a summary of such rules. We urge non-U.S. shareholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of the Series F Preferred Stock, including any reporting requirements.

A non-U.S. shareholder that receives a distribution that is not attributable to gain from Mid-America’s sale or exchange of U.S. real property interests (as defined below) and that Mid-America does not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that Mid-America pays such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax or Mid-America elects to reduce the amount of withholding tax at the time the distribution is made to the extent the distribution is not made out of current or accumulated earnings and profits. However, if a distribution is treated as effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, we will not withhold any tax and the non-U.S. shareholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions and also may be subject to the 30% branch profits tax in the case of a non-U.S. shareholder that is a non-U.S. corporation. Mid-America plans to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. shareholder unless either:

•	a lower treaty rate applies and the non-U.S. shareholder files the required form evidencing eligibility for that reduced rate with Mid-America; or

•	the non-U.S. shareholder files an IRS Form 4224 with Mid-America claiming that the distribution is effectively connected income.

A non-U.S. shareholder will not incur tax on a distribution in excess of Mid-America’s current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of its Series F Preferred Stock. Instead, such a distribution will reduce the adjusted basis of such Series F Preferred Stock. A non-U.S. shareholder will be subject to tax on a distribution that exceeds both Mid-America’s current and accumulated earnings and profits and the adjusted basis of its Series F Preferred Stock, if the non-U.S. shareholder otherwise would be subject to tax on gain from the sale or disposition of its Series F Preferred Stock, as described below. Because Mid-America generally cannot determine at the time it makes a distribution whether or not the distribution will exceed its current and accumulated earnings and profits, it normally will withhold tax on the entire amount of any distribution at the same rate as it would withhold on a dividend. However, a non-U.S. shareholder may obtain a refund of amounts that Mid-America withholds if it later determines that a distribution in fact exceeded its current and accumulated earnings and profits.

Mid-America must withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

For any year in which Mid-America qualifies as a REIT, a non-U.S. shareholder will incur tax on distributions that are attributable to gain from our sale or exchange of “U.S. real property interests” under special provisions of the federal income tax laws known as FIRPTA. The term “U.S. real property interests” includes interests in real property and stock in corporations at least 50% of whose assets consists of interests in real property, but excludes mortgage loans. Under those rules, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if such gain were effectively connected with a U.S. business of the non-U.S. shareholder. A non-U.S. shareholder would be taxed on such a distribution at the normal capital gain rates applicable to U.S. shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. Mid-America must withhold 35% of any distribution that it could designate as a capital gain dividend. A non-U.S. shareholder may receive a credit against its tax liability for the amount Mid-America withholds.

A non-U.S. shareholder generally will not incur tax under FIRPTA on gain from the sale of its Series F Preferred Stock as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of Mid-America’s stock. We cannot assure you that that test will be met. However, a non-U.S. shareholder that owned, actually or constructively, 5% or less of the Series F Preferred Stock at all times during a specified testing period will not incur tax under FIRPTA upon the sale of its Series F Preferred Stock if the Series F Preferred Stock is “regularly traded” on an established securities market. Because it is expected that the Series F Preferred Stock will be regularly traded on an established securities market, a non-U.S. shareholder should not incur tax under FIRPTA with respect to gain on a sale of the Series F Preferred Stock unless it owns, actually or constructively, more than 5% of such stock. If the gain on the sale of the Series F Preferred Stock were taxed under those provisions, a non-U.S. shareholder would be taxed in the same manner as U.S. shareholders with respect to such gain, subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations. Furthermore, a non-U.S. shareholder will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. shareholder will incur a 30% tax on his capital gains.

Other Tax Considerations

State and Local Taxes

Both Mid-America and you may be subject to state and local tax in various states and localities, including those states and localities in which Mid-America or you transact business, own property, or reside. The state and local tax treatment in such jurisdictions may differ from the federal income tax treatment described above. Consequently, you should consult your own tax advisor regarding the effect of state and local tax laws upon an investment in the common stock.

Tax Aspects of Mid-America’s Investments in Mid-America Apartments, L.P. and Subsidiary Partnerships

The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in Mid-America Apartments, L.P. and its subsidiary partnerships (each individually a “Partnership” and, collectively, the “Partnerships”). The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships

Mid-America is entitled to include in its income its distributive share of each Partnership’s income and to deduct its distributive share of each Partnership’s losses only if the Partnerships are classified for federal income tax purposes as partnerships rather than as corporations or associations taxable as corporations. An organization will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it (1) is treated as a partnership under Treasury Regulations, effective January 1, 1997, relating to entity classification (the “check-the-box regulations”) and (2) is not a “publicly traded” partnership.

Under the check-the-box regulations, an unincorporated entity with at least two members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. The federal income tax classification of an entity that was in existence prior to January 1, 1997, such as the Partnerships, will be respected for all periods prior to January 1, 1997 if:

•	the entity had a reasonable basis for its claimed classification;

•	the entity and all members of the entity recognized the federal tax consequences of any changes in the entity’s classification within the 60 months prior to January 1, 1997; and

•	neither the entity nor any member of the entity was notified in writing by a taxing authority on or before May 8, 1996 that the classification of the entity was under examination.

Each Partnership reasonably claimed partnership classification under the Treasury Regulations relating to entity classification in effect prior to January 1, 1997. In addition, the Partnerships intend to continue to be classified as partnerships for federal income tax purposes and no Partnership will elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership will not, however, be treated as a corporation for any taxable year if 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”).

Treasury regulations (the “PTP regulations”) provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. Each Partnership qualifies for the private placement exclusion.

If a Partnership is considered a publicly traded partnership under the PTP regulations because it is deemed to have more than 100 partners, such Partnership should not be treated as a corporation because it should be eligible for the 90% passive income exception. If, however, for any reason a Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, Mid-America would not be able to qualify as a REIT. See “—Requirements for Qualification—Income Tests” and “—Requirements for Qualification—Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case Mid-America might incur tax liability without any related cash distribution. See “—Requirements for Qualification—Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income	Taxation of the Partnerships and their Partners

Partners, Not the Partnerships, Subject to Federal Tax.

A partnership is not a taxable entity for federal income tax purposes. Rather, Mid-America is required to take into account its allocable share of each Partnership’s income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with the taxable year of Mid-America, without regard to whether Mid-America has received or will receive any distribution from such Partnership.

Partnership Allocations.

Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain, and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

Tax Allocations With Respect to Contributed Properties.

Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. Mid-America Apartments, L.P. was formed by way of contributions of appreciated property and has received contributions of appreciated property since Mid-America’s initial public offering. Mid-America Apartments L.P.’s partnership agreement requires such allocations to be made in a manner consistent with the federal income tax laws governing partnership allocations.

In general, the carryover basis of the facilities contributed by Mid-America to Mid-America Apartments, L.P. will cause Mid-America to be allocated lower depreciation and other deductions, and possibly amounts of taxable income, in the event of a sale of such a facility, in excess of the economic or book income allocated to it as a result of such sale. While these adjustments will tend to eliminate the book-tax differences over the life of the Partnership, the federal income tax laws governing partnership allocations do not always entirely rectify the book-tax difference on an annual basis or with respect to a specific taxable transaction such as a sale. Therefore, elimination of book-tax differences with respect to the facilities contributed by Mid-America may cause Mid-America to recognize taxable income in excess of its proportionate share of the cash proceeds, which might adversely affect Mid-America’s ability to comply with the REIT distribution requirements. See “—Requirements for Qualification—Distribution Requirements.”

Under the partnership agreement of Mid-America Apartments, L.P., depreciation or amortization deductions of Mid-America Apartments, L.P. generally will be allocated among the partners in accordance with their respective interests in Mid-America Apartments, L.P., except to the extent that Mid-America Apartments, L.P. is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties that results in Mid-America receiving a disproportionate share of such deductions. In addition, gain on sale of a facility that has been contributed (in whole or in part) to Mid-America Apartments, L.P. will be specially allocated to the contributing partners to the extent of any “built-in” gain with respect to such facility for federal income tax purposes.

Basis in Partnership Interest.

Mid-America’s adjusted tax basis in its partnership interest in Mid-America Apartments, L.P. generally is equal to (1) the amount of cash and the basis of any other property contributed to Mid-America Apartments, L.P. by Mid-America, (2) increased by (A) its allocable share of Mid-America Apartments, L.P.’s income and (B) its allocable share of indebtedness of Mid-America Apartments, L.P., and (3) reduced, but not below zero, by

(A) Mid-America’s allocable share of Mid-America Apartments, L.P.’s loss and (B) the amount of cash distributed to Mid-America, and by any constructive distributions resulting from a reduction in Mid-America’s share of indebtedness of Mid-America Apartments, L.P.

If the allocation of Mid-America’s distributive share of Mid-America Apartments, L.P.’s loss would reduce the adjusted tax basis of Mid-America’s partnership interest in Mid-America Apartments, L.P. below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce Mid-America’s adjusted tax basis below zero. To the extent that Mid-America Apartments, L.P.’s distributions, or any decrease in Mid-America’s share of the indebtedness of Mid-America Apartments, L.P. (such decrease being considered a constructive cash distribution to the partners), would reduce Mid-America’s adjusted tax basis below zero, such distributions (including such constructive distributions) would constitute taxable income to Mid-America. Such distributions and constructive distributions normally will be characterized as capital gain, and, if Mid-America’s partnership interest in Mid-America Apartments, L.P. has been held for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gain.

Sale of a Partnership’s Property

Generally, any gain realized by a Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership to the extent of their “built-in gain” on those properties for federal income tax purposes. The partners’ “built-in gain” on the contributed properties sold will equal the excess of the partners’ proportionate share of the book value of those properties over the partners’ tax basis allocable to those properties at the time of the sale. Any remaining gain recognized by the Partnership on the disposition of the contributed properties, and any gain recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

Mid-America’s share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon Mid-America’s ability to satisfy the income tests for REIT status. See “—Requirements for Qualification—Income Tests.” Mid-America, however, does not presently intend to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of Mid-America’s or such Partnership’s trade or business.

Taxable REIT Subsidiaries

Mid-America may own up to 100% of the stock of one or more TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by Mid-America. A TRS may provide services to Mid-America’s apartment communities and perform activities unrelated to those apartment communities, such as third-party management, development, and other independent business activities. Under the Code, a TRS may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. For this purpose, a “health care facility” means a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients and which is operated by a service provider which is eligible for participation in the Medicare program under title XVIII of the Social Security Act with respect to such facility.

Mid-America and its subsidiary must jointly elect for the subsidiary to be treated as a TRS. A corporation of which a qualifying TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of Mid-America’s assets may consist of securities of one or more TRSs, and no more than 25% of the value of its assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

Rent that Mid-America receives from any TRS will qualify as “rents from real property” as long as at least 90% of the leased space in the property is leased to persons other than TRSs and related party tenants, and the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. The TRS rules limit the deductibility of interest paid or accrued by a TRS to Mid-America to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and Mid-America or its tenants that are not conducted on an arm’s-length basis. Mid-America does not currently have any TRSs, but it may acquire or form one or more TRSs in the future.

UNDERWRITING

Subject to the terms and conditions of an underwriting agreement dated October 10, 2002, the underwriters named below, for whom Raymond James & Associates, Inc. is acting as representative, have agreed to purchase from us the number of shares of Series F Preferred Stock set forth opposite their names below:

Underwriter	Number of Shares
Raymond James & Associates, Inc.	370,000
Advest, Inc.	25,000
BB&T Capital Markets, a division of Scott & Stringfellow	25,000
Morgan Keegan & Company, Inc.	25,000
Wunderlich Securities, Inc.	25,000

Total	470,000

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any significant negative change in our business and the receipt of certain certificates, opinions and letters from us and our attorneys and independent accountants. The nature of the underwriters’ obligation is such that they are committed to purchase all shares of Series F Preferred Stock offered hereby if any of the shares are purchased.

We have granted the underwriters the option, exercisable for 30 days after the date of this prospectus supplement, to purchase up to an aggregate of 50,000 additional shares of Series F Preferred Stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. The underwriters may exercise this option solely to cover unfilled customer orders, if any, in connection with the sale of our Series F Preferred Stock. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our Series F Preferred Stock proportionate to the underwriter’s initial amount set forth in the table above.

The following table summarizes the underwriting discounts and commissions to be paid by us to the underwriters for each share of our Series F Preferred Stock and in total. This information is presented assuming either no exercise or full exercise of the underwriters’ over-allotment option described above.

	Per Share of Series F Preferred Stock	Aggregate Without Option	Aggregate With Option
Underwriting discounts and commissions payable by us	$0.7875	$370,125	$409,500

In addition to the underwriting discounts and commissions described above, we anticipate incurring approximately $223,000 in expenses relating to the offering of our Series F Preferred Stock.

We expect to list the Series F Preferred Stock on the New York Stock Exchange under the symbol “MAA PrF.” Trading of the Series F Preferred Stock on the New York Stock Exchange, if listing is approved, is expected to commence within 30 days after initial delivery of the Series F Preferred Stock. The underwriters have advised us that they intend to make a market in the Series F Preferred Stock prior to the commencement of trading on the NYSE. The underwriters will have no obligation to make a market in the Series F Preferred Stock, however, and may cease market-making activities, if commenced, at any time.

We have been advised by the representative that the underwriters propose to offer the Series F Preferred Stock to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $.50 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $.45 per share to certain other dealers. The offering of the Series F Preferred Stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of Series F Preferred Stock in whole or in part. If all the Series F Preferred Stock is not sold at the initial public offering price, the representative may change the public offering price and other selling terms.

Until the offering of the Series F Preferred Stock is completed, applicable rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase the Series F Preferred Stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of the Series F Preferred Stock. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of Series F Preferred Stock than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Series F Preferred Stock while the offering is in progress.

The underwriters also may impose a penalty bid. This bid occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Series F Preferred Stock. As a result, the price of the Series F Preferred Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters without notice at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments which the underwriters may be required to make in respect thereof.

In the ordinary course of business, certain of the underwriters and their affiliates have provided, and may in the future provide, investment banking, financial advisory and other services to us for which they have received, and may in the future receive, customary fees.

LEGAL MATTERS

Bass, Berry & Sims PLC, Memphis, Tennessee, our counsel, will issue an opinion about the legality of the Series F Preferred Stock. Hunton & Williams will act as counsel for the underwriters.

EXPERTS

The consolidated financial statements and schedule of Mid-American Apartment Communities, Inc. as of December 31, 2001 and 2000 and for the three-year period ended December 31, 2001 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we subsequently file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below which were filed with the SEC under the Securities Exchange Act of 1934, as amended:

•	Annual Report on Form 10-K for the year ended December 31, 2001;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002;

•
Current Reports on Form 8-K filed with the SEC on October 10, 2002, September 10, 2002; August 14, 2002 (three filed on such date); August 1, 2002; July 3, 2002; May 2, 2002; February 26, 2002; February 15, 2002; and January 23, 2002 (but excluding all information furnished to the SEC under Item 9 of any such report); and

•	Definitive proxy statement for our annual meeting of shareholders on June 10, 2002 and filed April 24, 2002.

We also incorporate by reference each of the following documents that we file with the SEC after the date of this prospectus supplement but before the end of the Series F Preferred Stock offering:

•	Reports filed under Sections 13(a) and (c) of the Exchange Act;

•	Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent annual or special shareholders’ meeting; and

•	Any reports filed under Section 15(d) of the Exchange Act.

You may request a copy of any of the filings, at no cost, by writing or telephoning us at the following address:

Leslie Wolfgang, Corporate Secretary
Mid-America Apartment Communities, Inc.
6584 Poplar Avenue, Suite 300
Memphis, Tennessee 38138
(901) 682-6600

WHERE YOU CAN FIND MORE INFORMATION

You may read and copy any material that we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also access our SEC filings over the Internet at the SEC’s site at http://www.sec.gov.

FORWARD-LOOKING STATEMENTS

Statements contained in this prospectus supplement and the accompanying prospectus, including the documents that are incorporated by reference, that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Also, when we use any of the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” or similar expressions, we are making forward-looking statements. In part, we have based these forward-looking statements on possible or assumed future results of our operations. These are forward-looking statements and not guaranteed. They are based on our present intentions and on our present expectations and assumptions. These statements, intentions, expectations and assumptions involve risks and uncertainties, some of which are beyond our control, that could cause actual results or events to differ materially from those we anticipate or project. Prospective purchasers should not place undue reliance on these forward-looking statements, as events described or implied in such statements may not occur. We undertake no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise.

PROSPECTUS

MID-AMERICA APARTMENT
COMMUNITIES, INC.

BY THIS PROSPECTUS, WE MAY OFFER—

Debt Securities
Preferred Stock
Common Stock
Depositary Shares

We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to consummate sales of these securities unless accompanied by a prospectus supplement.

THE NEW YORK STOCK EXCHANGE LISTS OUR—

Common Stock (symbol: MAA)
9.5% Series A Cumulative Preferred Stock (symbol: MAA PrA)
8 7/8% Series B Cumulative Preferred Stock (symbol: MAA PrB); and
9 3/8% Series C Cumulative Redeemable Preferred Stock (symbol: MAA PrC).

To ensure that we qualify as a REIT, no person may own more than 9.9% of the total value of our outstanding capital stock, unless our Board of Directors waives this limitation.

See “Risk Factors” beginning on page 5 for information that should be considered by prospective investors.

These securities have not been approved by the SEC or any state securities commission. None of these organizations has determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This Prospectus is dated September 9, 1998

SUMMARY

This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the terms of our securities, you should carefully read this document and the prospectus supplement that gives the specific terms of the securities we are offering. You should also read the documents we have referred you to in “Where You Can Find More Information” on page 4 for information on our company and our financial statements.

Mid-America Apartment Communities, Inc.

We are a Memphis, Tennessee-based REIT. As of June 30, 1998, we owned and operated 120 apartment communities containing 31,791 apartment units in 13 states. We also manage but do not own 43 properties containing 5,387 apartment units.

In November 1997, we acquired Flournoy Development Company, a privately held company and as a result:

•	acquired 30 apartment communities containing 8,641 apartment units, including 950 units under development; and
•	increased our ability to build our own apartment communities rather than acquiring existing apartment communities or relying on third party developers.

We own, manage, develop and build apartment communities appealing to middle and upper income residents primarily in mid-size cities in the southeastern United States and Texas. Approximately 71% of our apartment units are located in Tennessee, Georgia, Florida and Texas markets. Our strategic focus is to provide our residents high quality apartment units in attractive community settings, characterized by extensive landscaping and attention to aesthetic detail. We utilize our experience and expertise in maintenance, landscaping and management to raise occupancy levels and per unit average rentals.

We operate in an umbrella partnership REIT structure. In this structure, properties are owned and operated by one or more operating partnerships in which the REIT is general partner and owns a substantial interest. The remaining partnership interests are owned by investors who have the right to redeem their partnership interests for common shares in the REIT or, at the REIT’s option, for cash. Our primary operating partnership is Mid-America Apartments, L.P. Most of our operations are conducted through Mid-America Apartments, L.P. Common units of limited partnership interest in Mid-America Apartments, L.P. are redeemable for our common stock on a one-for-one basis or, at our option, for cash.

As of June 30, 1998, our executive officers and directors owned approximately 18% of our combined outstanding common stock and common units of limited partnership interest in Mid-America Apartments, L.P. We use stock-based and other incentive compensation plans to motivate employees to meet long-term management goals that are consistent with creating value for our shareholders.

Our principal executive offices are located at 6584 Poplar Avenue, Suite 300, Memphis, Tennessee 38138 and our telephone number is (901) 682-6600.

The Securities We May Offer

We may offer up to $231,518,187 of any of the following securities either separately or in units: debt, preferred stock, common stock, and depositary shares. The Prospectus Supplement will describe the specific amounts, prices and terms of these securities.

Debt Securities

We may offer our unsecured general obligations in the form of either senior or subordinated debt. Senior debt includes our notes, debt, and guarantees, which are for money borrowed and are not subordinated.

Subordinated debt, designated at the time it is issued, is entitled to interest and principal payments after the senior debt payments.

The senior and subordinated debt will be issued under an indenture between the company and a trustee, a U.S banking institution. We have summarized the general features of the debt from the indenture. We encourage you to read the indenture which is an exhibit to our registration statement No. 333-60285, our recent annual reports on Form 10-K and our recent quarterly reports on Form 10-Q. Direction on how you can get copies are provided in “Where You Can Find More Information” below.

General Indenture Provisions That Apply To Senior And Subordinated Debt

•	The indenture does not limit the amount of debt that we may issue nor does it provide holders any protection should there be a highly leveraged transaction involving our company.

•	If we redeem debt which is convertible into our capital stock, your right to convert that debt into our capital stock will expire on the redemption date.

•
The indenture allows us to merge or consolidate with another company, or sell all or substantially all of our assets to another company. If these events occur, the other company will be required to assume our responsibilities on the debt, and we will be released from all liabilities and obligations.

•
The indenture provides that holders of a majority of the total principal amount of the debt outstanding in any series may vote to change our obligations or your rights concerning the debt. But to change the payment of principal or interest, every holder in that series must consent.

We may discharge the indenture at any time by depositing sufficient funds with the Trustee to pay the obligations when due. All amounts due to you on the debt would be paid by the Trustee from the deposited funds.

•	If we fail to meet our obligations on the debt, the Indenture gives you the following remedy:

Event of Default

•	Principal not paid when due

•	Sinking fund payment not made when due

•	Failure to pay interest for 30 days

•	Covenants not performed for 60 days

•	Acceleration of at least $10,000,000 in principal amount of other debt not rescinded

Any other event of default in the indenture

Remedy

Trustee or holders of 25% of the principal amount outstanding in a series may declare principal immediately payable. However, the holders of 25% of the principal amount may rescind this action.

Preferred Stock

We may issue preferred stock in one or more series and will determine the dividend, voting, and conversion rights and other provisions at the time of sale. We may also issue fractional shares of preferred stock that will be represented by depositary shares and receipts.

Common Stock

Common Stock holders are entitled to receive dividends declared by the Board of Directors (subject to rights of Preferred Stock holders). Each holder of Common Stock is entitled to one vote per share. The holders of Common Stock have no preemptive rights or cumulative voting rights.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy documents at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below. We also incorporate all future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we have sold all of the securities.

•	Annual Report on Form 10-K for the year ended December 31, 1997, as amended by Forms 10-K/A filed with the SEC on April 2, 1998 and April 27, 1998;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 1998;

•
Current Reports on Form 8-K filed with the SEC on February 19, 1998, March 13, 1998, April 30, 1998, May 26, 1998, June 12, 1998 (2 filed), June 16, 1998, June 24, 1998, June 29, 1998, July 1, 1998, and July 28, 1998;

•	Amended Current Reports on Form 8-K/A filed with the SEC on February 5, 1998, May 26, 1998, July 30, 1998 and August 12, 1998;

•	Proxy Statement for the Company’s 1998 Annual Meeting of Shareholders filed with the SEC on April 30, 1998;

•	the description of the Company’s common stock contained in Form 8-A filed with the SEC on December 14, 1993;

•	the description of the Company’s 9.5% Series A Cumulative Preferred Stock contained in Form 8-A/A filed with the SEC on October 11, 1996;

•	the description of the Company’s 8 7/8% Series B Cumulative Preferred Stock contained in Form 8-A/A filed with the SEC on November 19, 1997; and

•	the description of the Company’s 9 3/8% Series C Cumulative Redeemable Preferred Stock contained in Form 8-A/A filed with the SEC on June 26, 1998.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address: Corporate Secretary, Mid-America Apartment Communities, Inc., 6584 Poplar Avenue, Suite 340, Memphis, Tennessee 38138, (901) 682-6600.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are making offers of these securities only in states where the offer is permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Over the next two years, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $231,518,781. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will describe the securities being offered and the terms of that offering. The prospectus supplement may also add to, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement.

RISK FACTORS

Before you invest in our securities, you should be aware that your investment is subject to various risks, including those described below. You should consider carefully these risks together with all of the other information included in this Prospectus before you decide to purchase any of our securities.

Some of the information in this Prospectus or any Prospectus Supplement may contain forward-looking statements. Such statements can be identified by the use of forward-looking words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. These statements discuss future expectations or contain projections. When considering such forward-looking statement, you should keep in mind the following risk factors. The risk factors could cause our actual results to differ materially from those contained in any forward-looking statement.

Our Development Activities May Be More Costly Than Anticipated.

We have increased our financial and management commitment to the development and construction of new apartment communities in addition to purchasing existing apartment communities. In connection with development and construction of an apartment community, we run the risk that:

•	construction costs will exceed our budget;

•	the newly completed apartment community will not generate the profits we anticipate; and

•	we can not obtain all necessary zoning, land-use, building, occupancy, and other required governmental permits and authorizations.

Any of these events could adversely affect the return on our investment in developed apartment communities and could require us to use cash reserves or cash flows from other apartment communities to cover shortfalls, which could prevent us from making expected distributions.

Our Ability To Make Distributions May Be Adversely Affected By Factors Beyond Our Control.

Our ability to make distributions to you depends on our ability to generate funds from operations in excess of scheduled principal payments on debt and capital expenditure requirements. Funds from operations and the value of our properties may be less because of factors which are beyond our control. Such events or conditions could include:

•	competition from other apartment communities;

•	overbuilding of new apartment units in our markets, which might adversely affect apartment occupancy or rental rates;

•	increases in operating costs (including real estate taxes) due to inflation and other factors, which may not be offset by increased rents;

•	our inability to rent properties on favorable economic terms;

•	changes in governmental regulations and the related costs of compliance;

•	changes in tax laws and housing laws including the enactment of rent control laws or other laws regulating multifamily housing;

•
changes in interest rate levels and the availability of financing, which could lead renters to purchase homes (if interest rates drop and home loans are available more readily) or increase our acquisition and operating costs (if interest rates increase and financing is less readily available); and

•	the relative illiquidity of real estate investments.

•	any decline in our funds from operations or property values because of these factors which are beyond our control could adversely affect our ability to make distributions to you.

High Debt Level May Affect Overall Operating Results.

We currently have a substantial amount of debt. Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate the apartment communities or pay distributions required to be paid in order for us to maintain our qualification as a REIT. We intend to keep our total debt below 60% of the undepreciated book value of our assets, although our charter and bylaws do not limit our debt levels. Circumstances may cause us to exceed that target from time to time. As of June 30, 1998, our ratio of debt to undepreciated book value was approximately 50%. Our Board of Directors can modify this policy at any time which could allow us to become more highly leveraged and decrease our ability to make distributions to our shareholders. Currently, our operating cash flow is insufficient to finance our development activities. Therefore, we will have to borrow more money to pay for our development activities.

Variable Interest Rates May Prevent Us From Making Distributions.

At June 30, 1998, $78 million of our debt bore interest at a variable rate. In addition, we may incur additional debt in the future that also bears interest at variable rates. Variable-rate debt creates higher debt service requirements if market interest rates increase, which would adversely affect our cash flow and the amounts available to pay distributions to shareholders.

Noncompliance With Government Regulations May Affect Operating Results.

Environmental Matters

Phase I environmental site assessments have been obtained on all of our apartment communities. The purpose of Phase I environmental site assessments is to identify potential sources of contamination for which we may be responsible and to assess the status of environmental regulatory compliance. The phase I environmental site assessments did not reveal any environmental condition, liability or compliance concern that we believe would have a material adverse effect on our business, assets or results of operations, nor are we aware of any such condition, liability or concern by any other means. However, it is possible that the environmental site assessments relating to any one of the properties did not reveal all environmental conditions, liabilities or compliance concerns. It is also possible that there are material environmental conditions, liabilities or compliance concerns that arose at a property after the related review was completed. If environmental contamination exists or existed at an apartment community, we may be liable for the costs of removal or remediation of the contamination and may be liable for personal injury or similar claims by private plaintiffs. Moreover, the existence of an environmental contamination at an apartment community could adversely affect the occupancy of the apartment community and our ability to sell or borrow against that apartment community.

Americans With Disabilities Act Compliance

Under the Americans with Disabilities Act of 1990 (the “ADA”), all public accommodations and commercial facilities must meet certain Federal requirements related to access and use by disabled persons. Compliance with the ADA requirements could require removal of access barriers, and non-compliance could result in the U.S. government imposing fines or private litigants winning damages. The ADA does not consider apartment communities to be public accommodations or commercial facilities, except to the extent portions of such facilities, such as a leasing office, are open to the public. We believe that our properties are substantially in compliance with these requirements.

Fair Housing Amendments Act Compliance

The Fair Housing Amendments Act of 1988 (the “FHA”) requires apartment communities first occupied after March 13, 1990 to be accessible to the handicapped. Non-compliance with the FHA could result in the U.S. government imposing fines or private litigants winning damages. We believe that our properties are substantially in compliance with these requirements.

Consequences Of The Failure To Qualify As A REIT

We believe that we operate in a manner that enables us to meet the requirements for qualification as a REIT for Federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service that we qualify as a REIT. We have, however, received an opinion from the law firm of Baker, Donelson, Bearman & Caldwell that we met the requirements for qualification as a REIT for the taxable years ended December 31, 1994 through 1997, and that we are in a position to continue such qualification. You should be aware that opinions of counsel are not binding on the IRS or any court. Furthermore, the conclusions stated in the opinion are conditioned on, and our continued qualification as a REIT will depend on, our meeting various requirements.

If we fail to qualify as a REIT, we would not be allowed a deduction for distributions to shareholders in computing our taxable income and would be required to pay substantial federal and state income taxes. We also could be subject to the Federal alternative minimum tax. Therefore, if we lose our REIT status, the funds available for distribution to you would be reduced substantially for each of the years involved. Unless we were entitled to relief under specific statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.

Possible Adverse Consequences Of Limits On Ownership Of Shares

Our charter limits ownership of our capital stock by any single shareholder to 9.9% of the value of all outstanding shares of our capital stock, both common and preferred. The charter also prohibits anyone from buying shares if the purchase would result in our losing our REIT status. This could happen if a share transaction results in fewer than 100 persons owning all of our shares or in five or fewer persons, applying certain broad attribution rules of the Internal Revenue Code, owning 50% or more of our shares. If you acquire shares in excess of the ownership limit or in violation of the ownership requirements of the Internal Revenue Code for REITs, we:

•	will consider the transfer to be null and void;

•	will not reflect the transaction on our books;

•	may institute legal action to enjoin the transaction;

•	will not pay dividends or other distributions with respect to those shares;

•	will not recognize any voting rights for those shares;

•	will consider the shares held in trust for the benefit of the Company; and

•	will either direct you to sell the shares and turn over any profit to us, or we will redeem the shares. If we redeem the shares, you will be paid a price equal to the lesser of:

(a) the price paid by the person to whom you sell the shares; or

(b) the average of the last reported sales prices on the New York Stock Exchange on the ten trading days immediately preceding the date fixed for redemption by our Board of Directors.

If you acquire shares in violation of the limits on ownership described above:

•	you may lose your power to dispose of the shares;

•	you may not recognize profit from the sale of such shares if the market price of the shares increases; and

•	you may be required to recognize a loss from the sale of such shares if the market price decreases.

Ability Of Board Of Directors To Change Certain Policies

Our major policies, including our policies with respect to acquisitions, financing, growth, operations, debt capitalization and distributions, will be determined by the Board of Directors. The Board of Directors may amend or revise these policies from time to time without your consent, which could affect our ability to make distributions.

Provisions Of Our Charter And Tennessee Law May Limit The Ability Of A Third Party To Acquire Control Of The Company.

Ownership Limit

The 9.9% ownership limit discussed above may have the effect of precluding acquisition of control of us by a third party without the consent of our Board of Directors.

Preferred Stock

Our charter authorizes our Board of Directors to issue up to 20 million shares of preferred stock. The Board of Directors may establish the preferences and rights of any preferred shares issued. The issuance of preferred stock could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our shareholders’ best interests. Currently, we have the following amounts of preferred stock issued and outstanding:

•	2,000,000 shares of 9.5% Series A Cumulative Preferred Stock;

•	1,938,830 shares of 8 7/8% Series B Cumulative Preferred Stock; and

•	2,000,000 shares of 9 3/8% Series C Cumulative Redeemable Preferred Stock

Tennessee Anti-Takeover Statutes

As a Tennessee corporation, we are subject to various legislative acts which impose restrictions on and require compliance with procedures designed to protect shareholders against unfair or coercive mergers and acquisitions. These statutes may delay or prevent offers to acquire us and increase the difficulty of consummating any such offers, even if our acquisition would be in our shareholders’ best interests.

USE OF PROCEEDS

Unless otherwise described in a prospectus supplement, we will contribute the net proceeds of any sale of the offered securities to Mid-America Apartments, L.P. in exchange for units of limited partnership interests having characteristics similar to those of the offered securities. Mid-America Apartments, L.P. will use the net proceeds for general purposes, which may include the acquisition or development of apartment communities, the improvement of our apartment communities and the repayment of debt.

CONSOLIDATED RATIO OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DISTRIBUTIONS AND
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The consolidated ratio of earnings to combined fixed charges and preferred stock distributions for each of the periods indicated is as follows:

	YEAR ENDED DECEMBER 31,					Six Months Ended June 30, 1998
	1993	1994	1995	1996	1997
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Distributions	1.32x	1.82x	1.50x	1.52x	1.45x	1.28x
Ratio of Earnings to Fixed Charges	1.32x	1.82x	1.50x	1.57x	1.70x	1.51x

For the purpose of calculating the consolidated ratio of earnings to combined fixed charges and preferred stock distributions and the consolidated ratio of earnings to fixed charges, earnings consist of net income (loss) before gain on disposition of properties, extraordinary items and allocation to minority interests, plus fixed charges less capitalized interest. Fixed charges consist of interest expense, capitalized interest and amortization of deferred financing costs. Prior to 1996, we had not issued any Preferred Stock; therefore, for the years prior to 1996 the ratios of earnings to combined fixed charges and preferred stock distributions and the ratios of earnings to fixed charges are the same.

DESCRIPTION OF CAPITAL STOCK

The summary of the terms of the shares of the capital stock of Mid-America Apartment Communities, Inc. (the “Company”) set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Amended and Restated Charter of the Company as further amended, and the Amended and Restated Bylaws of the Company, both of which may be further amended from time to time and both of which are incorporated herein by reference. References to the “TBCA” are to the Tennessee Business Corporation Act, as amended.

General

The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock and 20,000,000 shares of Preferred Stock. Each outstanding share of Common Stock entitles the holder to one vote on all matters presented to shareholders for a vote.

Common Stock

Subject to such preferential rights granted by the Board of Directors in connection with the issuance of the Company’s 9.5% Series A Cumulative Preferred Stock (the “Series A Preferred Stock”), 8 7/8% Series B Cumulative Preferred Stock (the “Series B Preferred Stock”), 8 3/8% Series C Cumulative Redeemable Preferred Stock (the “Series C Preferred Stock), and preferential rights as may be granted by the Board of Directors in connection with the future issuances of Preferred Stock, holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders and are entitled to receive ratably such dividends as may be declared in respect of the Common Stock by the Board of Directors in its discretion from funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of the holders of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and other shares of Preferred Stock which may be issued in the future. Holders of Common Stock have no subscription, redemption, conversion or preemptive rights. Matters submitted for shareholder approval generally require a majority vote of the shares present and voting thereon. The outstanding shares of Common Stock are fully paid and nonassessable.

Preferred Stock

The following description of the terms of the Preferred Stock sets forth general terms and provisions of the Preferred Stock to which a Prospectus Supplement may relate. Specific terms of any series of Preferred Stock offered by a Prospectus Supplement will be described in that Prospectus Supplement. The description set forth below is subject to and qualified in its entirety by reference to the Articles of Amendment to the Charter fixing the preferences, limitations and relative rights of a particular series of Preferred Stock.

General

Under the Charter, the Board of Directors of the Company is authorized, without further shareholder action, to provide for the issuance of up to 20,000,000 shares of Preferred Stock, in such series, with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or other provisions, as may be fixed by the Board of Directors. As a result, the Board of Directors may afford the holders of any series or class of Preferred Stock preferences, powers, and rights, voting or otherwise, senior to the rights of holders of Common Stock.

The Preferred Stock will have the dividend, liquidation, redemption, conversion and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including: (i) the title and liquidation preference per share of such Preferred Stock and the number of shares offered; (ii) the price at which such series will be issued; (iii) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to accumulate; (iv) any redemption or sinking fund provisions of such series; (v) any conversion provisions of such series; and (vi) any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of such series.

The Preferred Stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, each series will rank on a parity as to dividends and distributions in the event of a liquidation with each other series of Preferred Stock and, in all cases, will be senior to the Common Stock.

Dividend Rights

Holders of Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of Preferred Stock. Such rate may be fixed or variable or both and may be cumulative, noncumulative or partially cumulative.

If the applicable Prospectus Supplement so provides, as long as any shares of Preferred Stock are outstanding, no dividends will be declared or paid or any distributions be made on the Common Stock, other than a dividend payable in Common Stock, unless the accrued dividends on each series of Preferred Stock have been fully paid or declared and set apart for payment and the Company will have set apart all amounts, if any, required to be set apart for all sinking funds, if any, for each series of Preferred Stock.

If the applicable Prospectus Supplement so provides, when dividends are not paid in full upon any series of Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends with such series of Preferred Stock, all dividends declared upon such series of Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends will be declared pro rata so that the amount of dividends declared per share on such series of Preferred Stock and such other series will in all cases bear to each other the same ratio that accrued dividends per share on such series of Preferred Stock and such other series bear to each other.

Each series of Preferred Stock will be entitled to dividends as described in the Prospectus Supplement relating to such series, which may be based upon one or more methods of determination. Different series of

Preferred Stock may be entitled to dividends at different dividend rates or based upon different methods of determination. Except as provided in the applicable Prospectus Supplement, no series of Preferred Stock will be entitled to participate in the earnings or assets of the Company.

Rights Upon Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to shareholders the amount stated or determined on the basis set forth in the Prospectus Supplement relating to such series, which may include accrued dividends, if such liquidation, dissolution or winding up is involuntary or may equal the current redemption price per share (otherwise than for the sinking fund, if any provided for such series) provided for such series set forth in such Prospectus Supplement, if such liquidation, dissolution or winding up is voluntary, and on such preferential basis as is set forth in such Prospectus Supplement. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to Preferred Stock of any series and any other shares of stock of the Company ranking as to any such distribution on a parity with such series of Preferred Stock are not paid in full, the holders of Preferred Stock of such series and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled or on such other basis as is set forth in the applicable Prospectus Supplement. The rights, if any, of the holders of any series of Preferred Stock to participate in the assets of the Company remaining after the holders of other series of Preferred Stock have been paid their respective specified liquidation preferences upon any liquidation, dissolution or winding up of the Company will be described in the Prospectus Supplement relating to such series.

Redemption

A series of Preferred Stock may be redeemable, in whole or in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund, in each case upon terms, at the times, the redemption prices and for the types of consideration set forth in the Prospectus Supplement relating to such series. The Prospectus Supplement relating to a series of Preferred Stock which is subject to mandatory redemption shall specify the number of shares of such series that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to any accrued and unpaid dividends thereon to the date of redemption.

If, after giving notice of redemption to the holders of a series of Preferred Stock, the Company deposits with a designated bank funds sufficient to redeem such Preferred Stock, then from and after such deposit, all shares called for redemption will no longer be outstanding for any purpose, other than the right to receive the redemption price and the right to convert such shares into other classes of stock of the Company. The redemption price will be stated in the Prospectus Supplement relating to a particular series of Preferred Stock.

Except as indicated in the applicable Prospectus Supplement, the Preferred Stock is not subject to any mandatory redemption at the option of the holder.

Sinking Fund

The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, of a sinking fund for the purchase or redemption of that series.

Conversion And Preemptive Rights

The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, on which shares of that series are convertible into or redeemable for shares of Common Stock or another series of Preferred Stock. The Preferred Stock will have no preemptive rights.

Voting Rights

Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, or except as expressly required by Tennessee law, a holder of Preferred Stock will not be entitled to vote. Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, in the event the Company issues full shares of any series of Preferred Stock, each such share will be entitled to one vote on matters on which holders of such series of Preferred Stock are entitled to vote.

Under Tennessee law, the affirmative vote of the holders of a majority of the outstanding shares of all series of Preferred Stock entitled to vote, voting as a separate voting group, or of all outstanding votes of all series of Preferred Stock equally affected, as a voting group, will be required for (i) the authorization of any class of stock ranking prior to or on a parity with Preferred Stock or the increase in the number of authorized shares of any such stock, (ii) any increase in the number of authorized shares of Preferred Stock and (iii) certain amendments to the Charter that may be adverse to the rights of Preferred Stock outstanding.

The Series A Preferred Stock

Maturity

The Series A Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption.

Rank

The Series A Preferred Stock, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, ranks (i) senior to all classes or series of Common Stock, and to all equity securities ranking junior to the Series A Preferred Stock, (ii) on parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Series A Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company (including the Series B Preferred Stock and the Series C Preferred Stock), and (iii) junior to all existing and future indebtedness of the Company.

Dividends

Holders of the Series A Preferred Stock are entitled to receive, when and as declared by the Board of Directors (or a duly authorized committee thereof), out of funds legally available for the payment of dividends, preferential cumulative cash distributions at the rate of 9.5% per annum of the $25 liquidation preference per share (equivalent to a fixed annual amount of $2.375 per share).

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of shares of Series A Preferred Stock are entitled to be paid out of the assets of the Company legally available for distribution to its shareholders a liquidation preference of $25 per share, plus an amount equal to any accrued and unpaid distributions to the date of payment, but without interest, before any distribution of assets is made to holders of Common Stock or any other class or series of capital stock of the Company that ranks junior to the Series A Preferred Stock as to liquidation rights.

Redemption

Except in certain circumstances relating to the preservation of the Company’s status as a REIT, the Series A Preferred Stock is not redeemable prior to November 1, 2001. On and after such date, the Series A Preferred

Stock will be redeemable for cash at the option of the Company, in whole or in part, at a redemption price of $25 per share, plus distributions accrued and unpaid to the redemption date (whether or not declared) without interest.

Voting Rights

Holders of Series A Preferred Stock generally will have no voting rights except as required by law. However, whenever distributions on any shares of Series A Preferred Stock shall be in arrears for 18 or more months, the holders of such shares (voting separately as a class with all other series of parity preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company until all distributions accumulated on such shares of Series A Preferred Stock have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In addition, certain changes to the terms of the Series A Preferred Stock that would be materially adverse to the rights of holders of the Series A Preferred Stock cannot be made without the affirmative vote of the holders of at least two-thirds of the outstanding Series A Preferred Stock.

Conversion

The Series A Preferred Stock is not convertible into or exchangeable for any other property or securities of the Company.

The Series B Preferred Stock

Maturity

The Series B Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption.

Rank

The Series B Preferred Stock, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, ranks (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to the Series B Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with the equity securities of the Company ranking in parity with the Series B Preferred Stock (including the Series A Preferred Stock and Series C Preferred Stock); and (iii) junior to all existing and future indebtedness of the Company.

Dividends

Holders of shares of the Series B Preferred Stock are entitled to receive, when and as declared by the Board of Directors (or a duly authorized committee thereof), out of funds legally available for the payment of dividends, preferential cumulative cash dividends at the rate of 8 7/8% per annum of the $25 liquidation preference per share (equivalent to a fixed annual amount of $2.21875 per share).

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of shares of Series B Preferred Stock are entitled to be paid out of the assets of the Company legally available for distribution to its shareholders a liquidation preference of $25 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, but without interest, before any distribution of assets is made to holders of Common Stock or any other class or series of capital stock of the Company that ranks junior to the Series B Preferred Stock as to liquidation rights.

Redemption

Except in certain circumstances relating to the preservation of the Company’s status as a REIT, the Series B Preferred Stock is not redeemable prior to December 1, 2002. On and after such date, the Series B Preferred Stock will be redeemable for cash at the option of the Company, in whole or in part, at a redemption price of $25 per share, plus distributions accrued and unpaid to the redemption date (whether or not declared) without interest.

Voting Rights

Holders of Series B Preferred Stock generally will have no voting rights except as required by law. However, whenever distributions on any shares of Series B Preferred Stock shall be in arrears for 18 or more months, the holders of such shares (voting separately as a class with all other series of parity preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company until all distributions accumulated on such shares of Series B Preferred Stock have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In addition, certain changes to the terms of the Series B Preferred Stock that would be materially adverse to the rights of holders of the Series B Preferred Stock cannot be made without the affirmative vote of the holders of at least two-thirds of the outstanding Series B Preferred Stock.

Conversion

The Series B Preferred Stock is not convertible into or exchangeable for any other property or securities of the Company.

The Series C Preferred Stock

Maturity

The Series C Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption.

Rank

The Series C Preferred Stock, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, ranks (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to the Series C Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with the equity securities of the Company ranking in parity with the Series C Preferred Stock (including the Series A Preferred Stock and the Series B Preferred Stock); and (iii) junior to all existing and future indebtedness of the Company.

Dividends

Holders of shares of the Series C Preferred Stock are entitled to receive, when and as declared by the Board of Directors (or a duly authorized committee thereof), out of funds legally available for the payment of dividends, preferential cumulative cash dividends at the rate of 9 3/8% per annum of the $25 liquidation preference per share (equivalent to a fixed annual amount of $2.34375 per share).

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of shares of Series C Preferred Stock are entitled to be paid out of the assets of the Company legally available for distribution to its shareholders a liquidation preference of $25 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, but without interest, before any distribution of assets is made to holders of Common Stock or any other class or series of capital stock of the Company that ranks junior to the Series C Preferred Stock as to liquidation rights.

Redemption

Except in certain circumstances relating to the preservation of the Company’s status as a REIT, the Series C Preferred Stock is not redeemable prior to June 30, 2003. On and after such date, the Series C Preferred Stock will be redeemable for cash at the option of the Company, in whole or in part, at a redemption price of $25 per share, plus distributions accrued and unpaid to the redemption date (whether or not declared) without interest. The redemption price (other than the portion thereof consisting of accrued and unpaid dividends) will be payable solely out of proceeds of the sale of other capital stock of the Company, which may include other series of the Company’s Preferred Stock, and from no other source.

Voting Rights

Holders of Series C Preferred Stock generally will have no voting rights except as required by law. However, whenever distributions on any shares of Series C Preferred Stock shall be in arrears for 18 or more months, the holders of such shares (voting separately as a class with all other series of parity preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company until all distributions accumulated on such shares of Series C Preferred Stock have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In addition, certain changes to the terms of the Series C Preferred Stock that would be materially adverse to the rights of holders of the Series C Preferred Stock cannot be made without the affirmative vote of the holders of at least two-thirds of the outstanding Series C Preferred Stock.

Conversion

The Series C Preferred Stock is not convertible into or exchangeable for any other property or securities of the Company.

Charter And Bylaw Provisions

Shareholders’ rights and related matters are governed by the TBCA, the Company’s Charter and its Bylaws. Certain provisions of the Charter and Bylaws of the Company, which are summarized below, may make it more difficult to change the composition of the Board of Directors and may discourage or make more difficult any attempt by a person or group to obtain control of the Company.

Voting Requirement

The Company’s Charter may not be amended without the affirmative vote of at least a majority of the shares entitled to vote generally in the election of directors, voting as a single voting group. The Company’s Bylaws may be amended by either the affirmative vote of a majority of all shares outstanding and entitled to vote generally in the election of directors, voting as a single group, or by an affirmative vote of a majority of the Board of Directors then holding office, unless the shareholders prescribe that any such bylaw may not be amended or repealed by the Board of Directors. Notwithstanding the foregoing, the Company cannot take any action intended to terminate its qualification as a REIT without the affirmative vote of at least two-thirds of the outstanding shares of Common Stock.

Special Meetings

Under the Company’s Bylaws, special meetings of the shareholders may be called by shareholders only if such shareholders hold outstanding shares representing more than 50% of all votes entitled to be cast on any issue proposed to be considered at any such special meeting.

Staggered Board Of Directors

The Company’s Board of Directors is divided into three classes of directors serving staggered three year terms. A majority of the directors must be persons who are not officers of the Company. The requirements for a majority of independent directors and the provisions for staggered terms of directors may not be changed without approval of a majority of the shareholders or by 80% of the members of the Board of Directors. Certain provisions of the Company’s Charter, including the use of a staggered board, may render more difficult a change in control of the Company or removal of incumbent management.

Advance Notice Of Director Nominations And New Business

The Bylaws of the Company provide that with respect to an annual meeting of shareholders, the proposal of business to be considered by shareholders may be made only (i) by or at the direction of the Board of Directors, or (ii) by a shareholder who has complied with the advance notice procedures set forth in the Bylaws. In addition, with respect to any meeting of shareholders, nominations of persons for election to the Board of Directors may be made only (x) by or at the direction of the Board of Directors or (y) by any shareholder of the Company who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the Bylaws.

The advance notice provisions of the Bylaws could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the shares of Common Stock might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interests.

Limitation Of Directors’ Liability

The Company’s Charter eliminates, subject to certain exceptions, the personal liability of a director to the Company or its shareholders for monetary damages for breaches of such director’s duty of care or other duties as a director. The Charter does not provide for the elimination of or any limitation on the personal liability of a director for (i) any breach of a director’s duty of loyalty to the Company, (ii) acts or omissions which involve intentional misconduct or knowing violations of law, (iii) unlawful corporate distributions, or (iv) acts or omissions which involve transactions from which the director derived an improper personal benefit. The Charter of the Company further provides that if the TBCA is amended to authorize corporate action further eliminating or limiting the personal liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the TBCA, as amended. These provisions of the Charter will limit the remedies available to a shareholder in the event of breaches of any director’s duties to such shareholder of the Company.

Tennessee Anti-Takeover Statutes

In addition to certain of the Company’s Charter provisions discussed above, Tennessee has adopted a series of statutes which can have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the Common Stock.

Under the Tennessee Investor Protection Act, unless a company’s board of directors has recommended a takeover offer to shareholders no offeror beneficially owning 5% or more of any class of equity securities of the offeree company, any of which was purchased within one year prior to the proposed takeover offer (unless the offeror, before making such purchase, has made a public announcement of his intention with respect to changing or influencing the management or control of the offeree company, has made a full, fair and effective disclosure of such intention to the person from whom he intends to acquire such securities and has filed with the Tennessee Commissioner of Commerce and Insurance (the “Commissioner”) and the offeree company a statement signifying such intentions and containing such additional information as the Commissioner by rule prescribes), may offer to acquire any class of equity security of an offeree company pursuant to a tender offer if after the acquisition thereof the offeror would be directly or indirectly a beneficial owner of more than 10% of any class of outstanding equity securities of the company (a “Takeover Offer”). Such an offeror must provide that any equity securities of an offeree company deposited or tendered pursuant to a Takeover Offer may be withdrawn by an offeree at any time within seven days from the date the offer has become effective following filing with the Commissioner and the offeree company and public announcement of the terms or after 60 days from the date the offer has become effective. If an offeror makes a Takeover Offer for less than all the outstanding equity securities of any class, and if the number of securities tendered is greater than the number the offeror has offered to accept and make for, the securities shall be accepted pro rata. If an offeror varies the terms of a Takeover Offer before its expiration date by increasing the consideration offered to offeree, the offeror shall make the increased consideration for all equity securities accepted, whether accepted before or after the variation in the terms of the offer.

Under the Tennessee Business Combination Act, subject to certain exceptions, no Tennessee corporation may engage in any “business combination” with an “interested shareholder” for a period of five years following the date that such shareholder became an interested shareholder unless prior to such date the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder.

A “business combination” is defined by the Tennessee Business Combination Act as any (i) merger or consolidation; (ii) share exchange; (iii) sale, lease, exchange, mortgage, pledge or other transfer of assets representing 10% of more of (A) the aggregate market value of the corporation’s consolidated assets, (B) the aggregate market value of the corporation’s shares, or (C) the corporation’s consolidated net income; (iv) issuance or transfer of shares from the corporation to the interested shareholder, (v) plan of liquidation of dissolution proposed by the interested shareholder, (vi) transaction or recapitalization which increases the proportionate share of any outstanding voting securities owned or controlled by the interested shareholder, or (vii) financing arrangement whereby any interested shareholder receives, directly or indirectly, a benefit except proportionately as a shareholder.

An “Interested shareholder” is defined as (i) any person that is the beneficial owner of 10% or more of the voting power of any class or series of outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation who at any time within the five-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of any class or series of the outstanding stock of the corporation. Consummation of a business combination that is subject to the five-year moratorium is permitted after such period when the transaction (a) (i) complies with all applicable charter and bylaw requirements and (ii) is approved by the holders of two-thirds of the voting stock not beneficially owned by the interested shareholder, and (b) meets certain fair price criteria.

The Tennessee Greenmail Act prohibits a Tennessee corporation from purchasing, directly or indirectly, any of its shares at a price above the market value of such shares (defined as the average of the highest and lowest closing market price for such shares during the 30 trading days preceding the purchase and sale or preceding the commencement or announcement of a tender offer if the seller of such shares has commenced a tender offer or announced an intention to seek control of the corporation) from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by such corporation or the corporation makes an offer, of at least equal value per share, to all holders of shares of such class.

Ownership Limitations

For the Company to qualify as a REIT under the Code, among other things, no more than 50% in value of its outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer shareholders (as defined in the Code to include certain entities) during the last half of a taxable year, and such capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. To ensure that the Company continues to meet the requirements for qualification as a REIT, the Company’s Charter, subject to certain exceptions, provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, shares of the Company’s capital stock in excess of the Ownership Limit. The Board of Directors may waive the Ownership Limit with respect to a shareholder if evidence satisfactory to the Board of Directors and the Company’s tax counsel is presented that the changes in ownership will not then or in the future jeopardize the Company’s status as a REIT. Any transfer of capital stock or any security convertible into capital stock that would result in a direct or indirect ownership of capital stock by a shareholder in excess of the Ownership Limit or that would result in the failure of the Company to meet the requirements for qualification as a REIT, including any transfer that results in the capital stock being owned by fewer than 100 persons or results in the Company being “closely held” within the meaning of section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the capital stock. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify as a REIT.

Capital stock owned, or deemed to be owned, or transferred to a shareholder in excess of the Ownership Limit shall be deemed Excess Shares held by such holder as agent on behalf of, and in trust for the exclusive benefit of the transferees (which may include the Company) to whom such capital stock may be ultimately transferred without violating the Ownership Limit. While the Excess Shares are held in trust, the holder thereof will not be entitled to vote, the Excess Shares will not be considered issued and outstanding for purposes of any shareholder vote or the determination of a quorum for such vote and, except upon liquidation, will not be entitled to participate in dividends or other distributions. Any dividend or distribution paid to a proposed transferee of Excess Shares prior to the discovery by the Company that capital stock has been transferred in violation of the Ownership Limitation shall be repaid to the Company upon demand.

Excess Shares are further subject to transfer at the direction of the Board of Directors. If the Board of Directors directs a holder of Excess Shares to sell such Excess Shares, such holder shall pay the Company out of the proceeds of such sale all expenses incurred by the Company in connection with such sale plus any remaining amount of such proceeds that exceeds that amount paid by such holder for the Excess Shares.

In addition, the Company will have the right, for a period of six months during the time any Excess Shares are held by the holder in trust, to redeem all or any portion of the Excess Shares from the holder for the lesser of the price paid for the capital stock by the holder or the market price (as determined in the manner set forth in the Company’s charter) of the capital stock on the date the Company gives notice of its intent to redeem such Excess Shares. The six month period begins on the date on which the Company receives written notice of the transfer or other event resulting in the classification of capital stock as Excess Shares.

Each shareholder shall upon demand be required to disclose to the Company in writing any information with respect to the direct, indirect and constructive ownership of beneficial interests in the Company as the Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

The Ownership Limitation may have the effect of precluding acquisition of control of the Company unless the Board of Directors determines that maintenance of REIT status is no longer in the best interests of the Company.

Other Matters

The transfer agent and registrar for the Company’s Common Stock is AmSouth Bank of Alabama, Birmingham, Alabama.

Pursuant to the TBCA, the Company cannot merge with or sell all or substantially all of the assets of the Company, except pursuant to a resolution approved by the affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote on the resolution. In addition, the Partnership Agreement requires that any merger or sale of all or substantially all of the assets of or dissolution of the Operating Partnership be approved by the affirmative vote of a majority of the outstanding units.

DESCRIPTION OF DEBT SECURITIES

Capitalized Terms Not Otherwise Defined Herein Shall Have The Meanings Set Forth In The Indenture.

The Debt Securities are to be issued under an Indenture, a copy of the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and incorporated herein by reference, subject to such supplements and amendments as may be adopted from time to time (each an “Indenture” and collectively, the “Indentures”). The Indentures will be executed by the Company and one or more trustees (each a “Trustee”). The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the “TIA”). The statements made hereunder relating to the Indenture and the Debt Securities to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. All section references appearing herein are to sections of the Indenture, and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

General

The Debt Securities will be direct and unsecured general obligations of the Company, unless otherwise provided in the Prospectus Supplement. As indicated in the applicable Prospectus Supplement, the Debt Securities may be either senior debt, senior to all future subordinated indebtedness of the Company and pari passu with other current and future unsecured, unsubordinated indebtedness of the Company, or, in the alternative, subordinated debt, subordinate in right of payment to current and future senior debt and pari passu with other future subordinated indebtedness of the Company. The Indenture provides that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company or as established in one or more Indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series.

The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other Trustee, and, except as otherwise indicated herein, any action described herein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including:

1.	the title of such Debt Securities (including whether they are senior debt or subordinated debt and whether they are convertible);

2.	the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

3.	the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

4.	the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

5.
the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the dates on which any such interest will be payable, the record dates for determining to whom interest payments will be made, or the method by which such dates shall be determined, the persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

6.
the place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for conversion or registration of transfer or exchange, and where notices or demands to or upon the Company in respect of such Debt Securities and the Indenture may be served;

7.
the period or periods within which, the price or prices at which, and the terms and conditions upon which such Debt Securities may be redeemed, in whole or in part, at the option of the Company, if the Company is to have such an option;

8.
the obligation, if any, of the Company to redeem, repay, or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the price or prices at which, and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

9.
the price (stated as a percentage of par or the stated principal amount of the Debt Securities) at which such Debt Securities will be issued and, if other than 100% of the stated principal amount thereof, the portion of the stated principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the stated principal amount of such Debt Securities which is convertible into shares of Common Stock, Preferred Stock or Debt Securities of another series, or the method by which any such portion shall be determined;

10.
if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

11.
whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

12.	any additions to, modifications of or deletions from the terms of such Debt Securities with respect to the Events of Default or covenants set forth in the Indenture;

13.	whether such Debt Securities will be issued in certificated or book-entry form;

14.
whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

15.	the applicability, if any, of the defeasance and covenant defeasance provisions of Article XIV of the Indenture;

16.	if such Debt Securities are to be issued upon the exercise of Debt Securities Warrants, the time, manner and place for such Debt Securities to be authenticated and delivered;

17.
the terms, if any, upon which Debt Securities may be convertible into Common Stock, Preferred Stock or Debt Securities of another series of the Company, and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

18.
if convertible, in connection with the preservation of the Company’s status as a REIT, any applicable limitations on the ownership or transferability of the Common Stock, Preferred Stock or other capital stock of the Company into which such Debt Securities are convertible;

19.
whether and under what circumstances the Company will pay additional amounts as contemplated in the Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment;

20.	the terms, if any, upon which such Debt Securities will be subordinate to other debt of the Company; and

21.	any other terms of such Debt Securities not inconsistent with the provisions of the Indenture.

The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof or may bear no interest or may bear interest at a rate which at the time of issuance is below market rates (“Original Issue Discount Securities”). Special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

The Indenture does not contain any other provision that would limit the ability of the Company to incur indebtedness or that would afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. However, restrictions on ownership and transfers of the Company’s Common Stock are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. See “Description of Capital Stock.” Reference is made to the applicable Prospectus Supplement for information with respect to any deletion from, modification of or addition to the Events of Default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

Denominations, Interest, Registration And Transfer

Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof.

Unless otherwise described in the applicable Prospectus Supplement, the principal of (and premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the transfer record maintained in respect of such series of Debt Securities or by wire transfer of funds to such person at an account maintained within the United States.

Any interest not punctually paid or duly provided for on any interest payment date with respect to a Debt Security (“Defaulted Interest”) will forthwith cease to be payable to the holder on the applicable record date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the “Special Record Date”) for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to the holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture.

Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the Trustee. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series shall be surrendered for conversion (if applicable) or registration of transfer thereof at the corporate trust office of the Trustee. Every Debt Security surrendered for conversion, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

Neither the Company nor the Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Security not to be so repaid.

Merger, Consolidation or Sale

The Company, without the consent of the Holders of any of the Debt Securities, may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other corporation, provided that (a) either the Company shall be the continuing corporation or, the successor corporation (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred and be continuing; and (c) an officer’s certificate and legal opinion covering such conditions shall be delivered to the Trustee.

Certain Covenants

Existence

Except as permitted under “Merger, Consolidation or Sale,” the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (charter and statutory) and franchises; provided, however, that the Company shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the holders of the Debt Securities.

Maintenance of Properties

The Company will cause all of its properties used or useful in the conduct of its business or the business of any subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Company and its subsidiaries shall not be prevented from selling or otherwise disposing for value its properties in the ordinary course of business.

Insurance

The Company will, and will cause each of its subsidiaries to, keep all of its insurable properties insured against loss or damage in accordance with industry practices and with insurers of recognized responsibility and of suitable financial stability.

Payment Of Taxes And Other Claims

The Company will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any subsidiary or upon the income, profits or property of the Company or any subsidiary; and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

Provision Of Financial Information

Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act, the Company will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13 or 15(d) (the “Financial Statements”) if the Company were so subject, such documents to be filed with the Commission on or prior to the respective dates (the “Required Filing Dates”) by which the Company would have been required to file such documents if the Company were so subject. The Company will also in any event (x) within 15 days of each Required Filing Date file with the Trustee copies of the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such section; and (y) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any holder of Debt Securities.

Additional Covenants

Any additional covenant of the Company with respect to any series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

Events Of Default, Notice And Waiver

The Indenture provides that the following events are “Events of Default” with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series at its Maturity or in the deposit of any sinking fund payment when and as due by the terms of any Debt Security; (c) default in the performance of any other covenant of the Company contained in the Indenture

(other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the Indenture; (d) default in the payment of an aggregate principal amount not less than $10,000,000 of any evidence of indebtedness of the Company or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled; (e) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or for substantially all of its properties; and (f) any other Event of Default provided with respect to a particular series of Debt Securities.

If an Event of Default under the Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of the series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of not less than 25% in principal amount of outstanding Debt Securities of such series (or of all Debt Securities then outstanding under the Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with the Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then outstanding under the Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the Trustee and (b) all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the Indenture, as the case may be) have been cured or waived as provided in the Indenture. The Indenture also provides that the holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provisions contained in the Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

The Trustee is required to give notice to the holders of Debt Securities within 60 days of a default under the Indenture; provided, however, that the Trustee may withhold notice to the holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the Responsible Officers of the Trustee consider such withholding to be in the interest of such Holders.

The Indenture provides that no holder of Debt Securities of any series may institute any proceeding, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series as well as an offer of reasonable indemnity. This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof.

Subject to provisions in the Indenture relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any holder of any series of Debt Securities then outstanding under the Indenture, unless such holder shall have offered to the

Trustee reasonable security or indemnity. The holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. However, the Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein.

Within 120 days after the close of each fiscal year, the Company must deliver to the Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof.

Modification Of The Indenture

Modifications of and amendments to the Indenture may be made only with the consent of the holders of not less than a majority in principal amount of all outstanding Debt Securities which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each such Debt Security affected thereby, (a) change the stated maturity of the principal of, or any installment of interest (or premium, if any) on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the majority thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Debt Security; (c) change the place of payment, or the coin or currency, for payment of principal of, premium, if any, or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the above-stated percentage of outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder, or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such Debt Security.

The Holders of not less than a majority in principal amount of each series of Outstanding Debt Securities have the right to waive compliance by the Company with certain covenants in the Indenture.

Modifications and amendments of the Indenture may be made by the Company and the Trustee without the consent of any holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another person to the Company as obligor under the Indenture; (ii) to add to the covenants of the Company for the benefit of the holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in the Indenture; (iii) to add Events of Default for the benefit of the holders of all or any series of Securities; (iv) to add or change any provision of the Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provision of the Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Common Stock or Preferred Stock of the Company; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Indenture, by more than one Trustee; (ix) to cure any ambiguity, correct or supplement any provision which may be defective or inconsistent or make any other provisions with respect to matters or questions arising under the Indenture, provided that such action shall not adversely affect the interests of Holders of Debt Securities of any series in any material respect; or (x) to supplement any of the provisions of the

Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect.

The Indenture provides that in determining whether the holders of the requisite principal amount of outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof; (ii) the principal amount of a Debt Security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above); (iii) the principal amount of an Indexed Security that shall be deemed outstanding shall be the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed Security pursuant to the Indenture; and (iv) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any affiliate of the Company or of such other obligor shall be disregarded.

The Indenture contains provisions for convening meetings of the holders of Debt Securities of a series. A meeting may be called at any time by the Trustee, and also, upon request, by the Company or the holders of at least 10% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture. Except for any consent that must be given by the holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than a specified percentage in principal amount of the outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding Debt Securities of such series will constitute a quorum.

Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding Debt Securities affected thereby, or of the holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting; and (ii) the principal amount of the outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture.

Discharge, Defeasance And Covenant Defeasance

The Company may discharge certain obligations to holders of any series of Debt Securities that have not already been delivered to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

The Indenture provides that, if the provisions of Article Fourteen thereof are made applicable to the Debt Securities of or within any series pursuant to the Indenture, the Company may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) (“defeasance”) or (b) to be released from its obligations with respect to such Debt Securities under the Indenture (being the restrictions described under “Certain Covenants”) or, if provided pursuant to the Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities (“Covenant Defeasance”), in either case upon the irrevocable deposit by the Company with the Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at stated maturity, or Governmental Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

Such a trust may only be established if, among other things, the Company has delivered to the Trustee an opinion of counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture.

“Government Obligations” means securities which are (i) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by the bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series, (a) the holder of a Debt Security of such series is entitled to, and does, elect pursuant to the Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate. “Conversion Event” means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium if any) and interest on any Debt Security that is payable in foreign currency that ceases to be used by its government of issuance shall be made in U. S. dollars.

In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under “Events of Default, Notice and Waiver” with respect to the Indenture (which Sections would no longer be applicable to such Debt Securities) or described in clause (g) under “Events of Default, Notice and Waiver” with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their stated maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provision described above, with respect to the Debt Securities of or within a particular series.

Conversion Rights

The terms and conditions, if any, upon which the Debt Securities are convertible into Common Stock, Preferred Stock or Debt Securities of another series will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common Stock, Preferred Stock or Debt Securities of another series, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities. To protect the Company’s status as a REIT, a Holder may not convert any Debt Security, and such Debt Security shall not be convertible by any holder, if as a result of such conversion any person would then be deemed to own, directly or indirectly, more than 9.9% in value Company’s outstanding capital stock.

Global Securities

The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the “Global Securities”) that will be deposited with, or on behalf of, a depositary (the “Depositary”) identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in Debt Securities represented by Global Securities.

DESCRIPTION OF DEPOSITARY SHARES

General

The Company may, at its option, elect to offer fractional shares of Preferred Stock, rather than full shares of Preferred Stock. In such event, the Company will issue to the public receipts for Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock as described below.

The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the “Deposit Agreement”) between the Company and the depositary named in the applicable Prospectus Supplement (the “Depositary”). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement (“Depositary Receipts”). Depositary Receipts will be distributed to those persons purchasing the fractional shares of Preferred Stock in accordance with the terms of the offering. If Depositary Shares are issued, copies of the forms of Deposit Agreement and Depositary Receipt will be incorporated by reference in the Registration Statement of which this Prospectus is a part, and the following summary is qualified in its entirety by reference to such documents.

Pending the preparation of definitive engraved Depositary Receipts, the Depositary may, upon the written order of the Company, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at the Company’s expense.

Dividends And Other Distributions

The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the number of such Depositary Shares owned by such holders. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and the balance not so distributed shall be added to and treated as part of the next sum received by the Depositary for distribution to record holders of Depositary Shares.

In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

The Deposit Agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by the Company to holders of the Preferred Stock shall be made available to the holders of Depositary Shares.

Redemption Of Depositary Shares

If a series of Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing the shares of Preferred Stock so redeemed. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary.

After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the money, securities or other property payable upon such redemption and any money, securities or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.

Voting The Preferred Stock

Upon receipt of notice of any meeting at which the holders of Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder’s Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary may abstain from voting shares of Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares representing such Preferred Stock.

Amendment And Termination Of The Depositary Agreement

The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. The Deposit Agreement may be terminated by the Company or the Depositary only if (i) all outstanding Depositary Shares have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of Depositary Receipts.

Charges Of Depositary

The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Receipts will pay other transfer and other taxes and governmental charges and such other charges, including a fee for the withdrawal of shares of Preferred Stock upon surrender of Depositary Receipts, as are expressly provided in the Deposit Agreement to be for their accounts.

Miscellaneous

The Depositary will forward to holders of Depository Receipts all reports and communications from the Company that are delivered to the Depositary and that the Company is required to furnish to holders of Preferred Stock.

Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or upon information provided by persons presenting Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine.

Resignation And Removal Of The Depositary

The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal.

Restrictions On Ownership

In order to safeguard the Company against an inadvertent loss of REIT status, the Deposit Agreement will contain provisions restricting the ownership and transfer of Depositary Shares. Such restrictions will be described in the applicable Prospectus Supplement and will be referenced on the applicable Depositary Receipts.

FEDERAL INCOME TAX CONSIDERATIONS

The following summary of material federal income tax considerations that may be relevant to a prospective holder of the securities offered hereby (“Offered Securities”) is based on current law, is for general information only and is not tax advice. The discussion contained herein does not purport to deal with all aspects of taxation that may be relevant to particular security holders in light of their personal investment or tax circumstances, or to certain types of shareholders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws.

The statements in this discussion are based on current provisions of the Code, existing, temporary and currently proposed Treasury regulations promulgated under the Code (“Treasury Regulations”), the legislative history of the Code, existing administrative rulings and practices of the Service and judicial decisions. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this Prospectus with respect to the transactions entered into or contemplated prior to the effective date of such changes. As used in this section, the term “Company” refers solely to Mid-America Apartment Communities, Inc. and the term “Property Partnership” refers to all subsidiary partnerships of the Company with the exception of Mid-America Apartments, L.P., which is referred to as the “Operating Partnership.”

Each prospective purchaser is advised to consult his tax advisor regarding the specific tax consequences to him of the purchase, ownership and sale of the offered securities and of the Company’s election to be taxed as a REIT, including the federal, state, local, foreign, and other tax consequences of such purchase, ownership, sale and election and of potential changes in applicable tax laws.

General

The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code effective for its short taxable year ending on December 31, 1994. The Company believes that, commencing with its 1994 taxable year, it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that the Company will operate in a manner so as to qualify or remain qualified as a REIT. See “—Failure to Qualify.”

Baker, Donelson, Bearman & Caldwell has acted as tax counsel to the Company. The Company has obtained an opinion of Baker, Donelson, Bearman & Caldwell as to its REIT qualification. Continued qualification and taxation as a REIT will depend on the Company’s ability to meet on a continuing basis, through actual annual operating results, distribution levels, and stock ownership, the various qualification tests imposed under the Code discussed below. No assurance can be given that the actual results of the Company’s operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failure to qualify as a REIT, see “—Failure to Qualify.”

The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders. The discussion is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retrospectively.

If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on net income that it currently distributes to shareholders. This treatment substantially eliminates the “double taxation” (i.e., taxation at both the corporate and shareholder levels) that generally results from investment in a corporation. Notwithstanding its REIT election, however, the Company will be subject to federal income tax in the following circumstances. First, the Company will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the “alterative minimum tax” on its undistributed items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of “foreclosure property” (which is, in general, property acquired by foreclosure or otherwise on default of a loan secured by the property) that is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by a fraction intended to reflect the Company’s profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, the Company would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the amounts actually distributed. To the extent that the Company elects to retain and pay income tax on its net capital gain, such retained amounts will be treated as having been distributed for purposes of the 4% excise tax. Seventh, if the Company acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a transaction in which the basis of the asset in the Company’s hands is determined by reference to the basis of the asset (or any other asset) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the Company, then, to the extent of such asset’s “built-in” gain (i.e. the excess of the fair market value of such property at the time of acquisition by the Company over the adjusted basis of such asset at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as provided in Treasury Regulations that have not yet been promulgated). The results described above with respect to the recognition of “built-in” gain assume that the Company would have an election pursuant to IRS Notice 88-19 if it were to make any such acquisition.

Requirements For Qualification

The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more directors or trustees; (ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year (the “5/50 Rule”); (vii) that makes an election to be a REIT (or has made such election for a previous taxable year) and satisfies all relevant filing and other administrative requirements established by the Service that must be met in order to elect and to maintain REIT status; (viii) that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Code and Treasury Regulations promulgated thereunder; and (ix) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The Company has issued sufficient shares of Common Stock and Preferred Stock with sufficient diversity of ownership to allow the Company to satisfy requirements (v) and (vi). In addition, the Company’s Charter contains restrictions regarding the transfer of its shares that are intended to assist the Company in continuing to satisfy the share ownership requirements described in (v) and (vi) above. See “Description of Capital Stock—Ownership Limitations.”

For purposes of determining Share Ownership under the 5/50 Rule, a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. A trust that is a qualified trust under Code Section 401(a), however, generally is not considered an individual and the beneficiaries of such trust are treated as holding shares of a REIT in proportion to their actuarial interests in such trust for purposes of the 5/50 Rule.

The Company currently has 10 corporate subsidiaries and may have additional corporate subsidiaries in the future. Code Section 856(i) provides that a corporation that is a “qualified REIT subsidiary” shall not be treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a “qualified REIT subsidiary” shall be treated as assets, liabilities and items of income, deduction and credit of the REIT. A “qualified REIT subsidiary” is a corporation, 100% of the capital stock of which is owned by the REIT. Thus, in applying the requirements described herein, the Company’s “qualified REIT subsidiaries” are ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as assets, liabilities and items of income, deduction and credit of the Company. The Company’s corporate subsidiaries are “qualified REIT subsidiaries” and, consequently, not subject to federal corporate income taxation, although they may be subject to state and local taxation.

In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share (based on the REIT’s interest in partnership capital) of the assets of the partnership and will be deemed to be entitled to the gross income of the partnership attributable to such proportionate share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income and asset tests (as discussed below). Thus, the Company’s proportionate share of the assets, liabilities and items of income of the Operating Partnership and the Property Partnerships shall be treated as assets, liabilities and items of the Company for purposes of applying the requirements described herein.

Income Tests

In order for the Company to maintain its qualification as a REIT, there are two requirements relating to the Company’s gross income that must be satisfied annually. First, at least 75% of the Company’s gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including “rents from real property” and, in certain circumstances, interest) or temporary investment income. Second, at least 95% of the Company’s gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property or temporary investments, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. The specific application of these tests to the Company is discussed below.

Rents received by the Company will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person; provided, however, that an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a resident will not qualify as “rents from real property” if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such resident (a “Related Party Tenant”). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as “rents from real property.” Finally, for rents received to qualify as “rents from real property,” the Company generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an “independent contractor” who is adequately compensated and from whom the Company derives no revenue. The “independent contractor” requirement, however, does not apply to the extent that the services provided by the Company are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant.” The Company does not charge, and does not anticipate charging, rent for any portion of any Property that is based in whole or in part on the income or profits of any person, and the Company does not receive, and does not anticipate receiving, any rents from Related Party Tenants. The Company does not anticipate that rent attributable to personal property leased in connection with any lease of real property will exceed 15% of total rent received under such lease. The Operating Partnership provides certain services with respect to its Communities and the Communities of the Property Partnerships.

The Operating Partnership receives fees in consideration of the performance of management, landscaping and administrative services with respect to properties that are not wholly owned, directly or indirectly, by the Operating Partnership. A portion of such fees generally will not qualify under the 75% or 95% gross income tests. The Company will also receive certain other types of non-qualifying income, such as income from coin-operated laundry machines and income from corporate and guests apartments. The Company believes, however, that the aggregate amount of such fees and other non-qualifying income in any taxable year will not cause the Company to exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

It is possible that, from time to time, the Company, the Operating Partnership, or a Property Partnership will enter into hedging transaction with respect to one or more of its assets or liabilities. Any such hedging transactions could take a variety of forms, including interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. To the extent that the Company, the Operating Partnership or a Property Partnership enters into an interest rate swap or cap contract to hedge any variable rate indebtedness incurred to acquire or carry real estate assets, any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test. To the extent that the Company, the Operating Partnership or a Property Partnership hedges with other types of financial instruments or in other situations, it may not be entirely clear how the income from those transactions will be treated for purposes of the various income tests that apply to REITs under the Code. The Company intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

Fees to perform property management services for apartment properties that the Company does not own will not qualify under the 75% or the 95% gross income tests. Flournoy Development Company, in which the Company owns non-voting common stock, receives these fees. In addition, the Company (or the Operating Partnership) may receive certain other types of income with respect to the Communities that will not qualify for either of these tests. The Company believes, however, that the aggregate amount of such fees and other non-qualifying income in any taxable year will not cause the Company to exceed the limits for non-qualifying income under the 75% and 95% gross income tests.

If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if the Company’s failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its return and any income information on the schedules was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. As discussed above in “General,” even if these relief provisions were to apply, a tax would be imposed with respect to the excess net income.

Asset Tests

At the close of each quarter of its taxable year, the Company also must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of the Company’s total assets must be represented by cash or cash items (including certain receivables), government securities, “real estate assets” or, in cases where the Company raises new capital through shares or long-term (at least five years) debt offerings, temporary investments in shares or debt instruments during the one-year period following the Company’s receipt of such capital. The term “real estate asset” includes interests in real property, interests in mortgages on real property to the extent the mortgage balance does not exceed the value of the associated real property and shares of other REITS. For purposes of the 75% asset test, the term “interest in real property” includes an interest in land and improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold in real property and an option to acquire real property (or a leasehold in real property). Second, of the investments not included in the 75% asset class, the value of any one issuer’s securities owned by the Company may not exceed 5% of the value of the Company’s total assets and the Company may not own more than 10% of any one issuer’s outstanding voting securities (except for its ownership interest in the Operating Partnership and the Property Partnerships or the stock of a qualified REIT subsidiary as defined by Section 856(i) of the Code).

For purposes of the asset tests, the Company is deemed to own its proportionate share of the assets of the Operating Partnership and the Property Partnerships, rather that its partnership interests therein. The Company is deemed to own all assets owned by qualified REIT subsidiaries. The Company believes that, at all relevant times (i) at least 75% of the value of its total assets has been and will continue to be represented by real estate assets, cash and cash items (including receivables) and government securities and (ii) it has not owned and will not own any securities that do not satisfy the 75% asset test. In addition, the Company does not intend to acquire or to dispose of, or cause the Operating Partnership or any of the Property Partnerships or the qualified REIT subsidiaries to acquire or to dispose of, assets in the future in a way that would cause it to violate either asset test.

The Operating Partnership owns all of the nonvoting stock and 1% of the voting stock of Flournoy Development Company which represents 95% of the equity of Flournoy Development Company with the remaining equity interests currently owned by certain officers of Mid-America Apartment Communities, Inc. The Company is considered to own its pro rata share of the assets of the Operating Partnership, including the securities of Flournoy Development Company. The Operating Partnership will not own more than 10% of the voting securities of Flournoy Development Company and, therefore, the Company will not own more than 10% of the voting securities of Flournoy Development Company. In addition, the Company believes that its pro rata share of the value of the securities of Flournoy Development Company will not exceed 5% of the total value of its assets. The Company’s belief is based in part upon its analysis of the anticipated operating cash flows of Flournoy Development Company. No independent appraisals will be obtained to support this conclusion, and Baker, Donelson, Bearman & Caldwell in rendering its opinion regarding the Company’s qualification as a REIT, will rely on a representation by the Company with respect to the value of the interests in Flournoy Development Company. There, however, can be no assurance that the IRS will not contend that the value of the securities of Flournoy Development Company exceeds the 5% value limitation.

As noted above, the 5% value requirement must be satisfied at or within 30 days after the end of each quarter during which the Company increases its direct or indirect ownership of securities of Flournoy

Development Company (including as a result of increasing its interest in the Operating Partnership). Although the Company plans to take steps to ensure that it will satisfy the 5% value test for any quarter with respect to which retesting is to occur, there can be no assurance that such steps always will be successful or will not require a reduction in the Operating Partnership’s overall interest in Flournoy Development Company.

If the Company should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause it to lose its REIT status if (i) it satisfied all of the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of the Company’s assets and the asset test requirements arose from changes in the market values of its assets and was not wholly or partly caused by an acquisition of nonqualifying assets. If the condition described in clause (ii) of the preceding sentence were not satisfied, the Company still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

Annual Distribution Requirements

The Company, in order to qualify as a REIT and avoid corporate income taxation of the earnings that it distributes, is required to distribute distributions (other than capital gain distributions or retained capital gains) to its shareholders in an amount at least equal to (i) the sum of (A) 95% of the Company’s “REIT taxable income” (computed without regard to the dividends paid deduction and its net capital gain) and (B) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular distribution payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its “REIT taxable income,” as adjusted, it will be subject to tax on the undistributed amount at regular capital gains and ordinary corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed. The Company may elect to retain and pay income tax on the net long-term capital gain it receives in a taxable year. Any such retained amounts would be treated as having been distributed by the Company for purposes of the 4% excise tax.

The Company has made and intends to continue to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the Partnership Agreement authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company, or if the amount of nondeductible expenses such as principal amortization or capital expenditures exceed the amount of noncash deductions. In the event that such timing differences occur, in order to meet the distribution requirements, the Company may cause the Operating Partnership to arrange for short-term, or possibly long-term, borrowing to permit the payment of required dividends. If the amount of nondeductible expenses exceeds noncash deductions, the Operating Partnership may refinance its indebtedness to reduce principal payments and borrow funds for capital expenditures.

Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in the Company’sdeduction for dividends paid for the earlier year. Although the Company may be able to avoid being taxed on amounts distributed as deficiency dividends, it will be required to pay interest to the Service based upon the amount of any deduction taken for deficiency dividends.

Annual Record Keeping Requirement

Pursuant to applicable Treasury Regulations, in order to be able to elect to be taxed as a REIT, the Company must maintain certain records and request on an annual basis certain information from its shareholders designed to disclose the actual ownership of its outstanding shares. The Company has complied and will continue to comply with such requirements.

Partnership Anti-Abuse Rule

Regulations (the “Anti-Abuse Rule”) under the partnership provisions of the Code (the “Partnership Provisions”) authorize the Service, in certain abusive transactions involving partnerships, to disregard the form of a transaction and recast it for federal tax purposes as the Service deems appropriate. The Anti-Abuse Rule applies where a partnership is formed or utilized in connection with a transaction (or series of related transactions) with a principal purpose of substantially reducing the present value of the partners’ aggregate federal tax liability in a manner inconsistent with the intent of the Partnership Provisions. The Anti-Abuse Rule states that the Partnership Provisions are intended to permit taxpayers to conduct joint business (including investment) activities through a flexible arrangement that accurately reflects the partners’ economic agreement and clearly reflects the partners’ income without incurring any entity-level tax. The purposes for structuring a transaction involving a partnership are determined based on all of the facts and circumstances, including a comparison of the purported business purpose for a transaction and the claimed tax benefits resulting from the transaction. A reduction in the present value of the partners’ aggregate federal tax liability through the use of a partnership does not, by itself, establish inconsistency with the intent of the Partnership Provisions.

The Anti-Abuse Rule contains an example in which a corporation that elects to be treated as a REIT contributes substantially all of the proceeds from a public offering to a partnership in exchange for a general partnership interest. The limited partners of the partnership contribute real property assets to the partnership, subject to liabilities that exceed their respective aggregate bases in such property. In addition, some of the limited partners have the right, beginning two years after the formation of the partnership, to require the redemption of their limited partnership interests in exchange for cash or REIT stock (at the REIT’s option) equal to the fair market value of their respective interests in the partnership at the time of the redemption. The example concludes that the use of the partnership is not inconsistent with the intent of the Partnership Provisions and, thus, cannot be recast by the Service. However, the redemption rights held by the limited partners of the Operating Partnership do not conform in all respects to the redemption rights contained in the foregoing example. In addition, because the Anti-Abuse Rule is extraordinarily broad in scope and is applied based on an analysis of all of the facts and circumstances, there can be no assurance that the Service will not attempt to apply the Anti-Abuse Rule to the Company. If the conditions of the Anti-Abuse Rule are met, the Service is authorized to take appropriate enforcement action, including disregarding the Property Partnerships for federal tax purposes or treating one or more of its partners as nonpartners. Any such action potentially could jeopardize the Company’s status as a REIT.

Failure to Qualify

If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alterative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible by the Company, nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the distributions received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which the Company ceased to qualify as a REIT. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

Taxation Of Taxable U.S. Shareholders

As long as the Company qualifies as a REIT, distributions made to the Company’s taxable U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends or retained capital gains) will be taken into account by such U.S. shareholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. As used herein, the term “U.S. shareholder” means a holder of Common Stock or Preferred Stock that for U.S. federal income tax purposes is (i) a citizen or resident of the United States; (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof; (iii) an estate whose income from sources without the United States is includible in gross income for U.S. federal income tax purposes regardless of its connection with the conduct of a trade or business within the United States; or (iv) any trust with respect to which (A) a U.S. court is able to exercise primary supervision over the administration of such trust and (B) one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company’s actual net capital gain for the taxable year) without regard to the period for which the shareholder has held his stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. The Company may elect to retain and pay income tax on the net long-term capital gain it receives in a taxable year. In that case, the Company’s shareholders would include in income their proportionate share of the Company’s undistributed long-term capital gain. In addition, the shareholders would be deemed to have paid their proportionate share of the tax paid by the Company, which would be credited or refunded to the shareholders. Each shareholder’s basis in his stock would be increased by the amount of the undistributed long-term capital gain, included in the shareholder’s income, less the shareholder’s share of the tax paid by the Company.

Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder’s stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a shareholder’s stock, such distributions will be included in income as long-term capital gain (or short-term capital gain if the shares of stock have been held for one year or less) assuming the shares of stock are capital assets in the hands of the shareholder. In addition, any distribution declared by the Company in October, November or December of any year and payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the distribution is actually paid by the Company during January of the following calendar year.

Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by the Company for potential offset against its future income (subject to certain limitations). Taxable distributions from the Company and gain from the disposition of the stock will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any “passive activity losses” (such as losses from certain types of limited partnerships in which the shareholder is a limited partner) against such income. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of stock (or distributions treated as such) will be treated as investment income only if the shareholder so elects, in which case such capital gains will be taxed at ordinary income rates. The Company will notify shareholders after the close of the Company’s taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

Taxation Of Shareholders On The Disposition Of The Common Or Preferred Stock

In general, any gain or loss realized upon a taxable disposition of the stock by a shareholder who is not a dealer in securities will be treated as long-term capital gain or loss if the shares of stock have been held for more than one year and otherwise as short-term capital gain or loss. However, any loss upon a sale or exchange of shares of stock by a shareholder who has held such shares for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of shares of stock may be disallowed if other shares of stock are purchased within 30 days before or after the disposition.

Capital Gains And Losses

A capital asset generally must be held for more than one year in order for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 39.6%. The maximum tax rate on net long-term capital gains applicable to noncorporate taxpayers is 20%. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property” (i.e., depreciable real property) held for more than 18 months is 25% to the extent that such gain would have been treated as ordinary income if the property were “section 1245 property.” With respect to distribution designated by the Company as capital gain dividends and any retained capital gains that the Company is deemed to distribute, the Company may designate (subject to certain limits) whether such a distribution is taxable to its shareholders at a 20% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for individuals may be significant. In addition, the characterization of income as capital or ordinary may affect the deductibility of capital losses. Capital losses not offset by capital gains may be deducted against an individual’s ordinary income only up to a maximum annual amount of $3,000. Unused capital losses may be carried forward. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Information Reporting Requirements And Backup Withholding

The Company will report to its U.S. shareholders and to the Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A shareholder who does not provide the Company with his correct taxpayer identification number also may be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to the Company. The Service has issued final regulations regarding the backup withholding rules as applied to Non-U.S. Shareholders. These regulations alter the current system of backup withholding compliance and are effective for distributions made after December 31, 1998. See “—Taxation of Non-U.S. Shareholders.”

Taxation Of Tax-Exempt Shareholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts (“Exempt Organizations”), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income (“UBTI”). While many investments in real estate generate UBTI, the Service has issued a published ruling that dividend distributions by a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, amounts distributed by the Company to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of stock with debt, a portion of its income from the Company will constitute UBTI pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17) and (20), respectively, of Code Section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from the Company as UBTI. In addition, in certain circumstances, a pension trust that owns more than 10% of the Company’s stock is required to treat a percentage of the dividends from the Company as UBTI (the “UBTI Percentage”). The UBTI Percentage is the gross income derived by the Company from an unrelated trade or business (determined as if the Company were a pension trust) divided by the gross income of the Company for the year in which the dividends are paid. The UBTI rule applies to a pension trust holding more than 10% of the Company’s stock only if (i) the UBTI Percentage is at least 5%; (ii) the Company qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding shares of the Company in proportion to their actuarial interests in the pension trust; and (iii) either (A) one pension trust owns more than 25% of the value of the Company’s shares or (B) a group of pension trusts individually holding more than 10% of the value of the Company’s shares collectively own more than 50% of the value of the Company’s shares.

Taxation Of Non-U.S. Shareholders

The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders (collectively, “Non-U.S. Shareholders”) are complex and no attempt will be made herein to provide more than a summary of such rules. Prospective non-U.S. shareholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in the common or preferred stock, including any reporting requirements.

Distributions to Non-U.S. Shareholders that are not attributable to gain from sales or exchanges by the Company of U.S. real property interests and are not designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the stock is treated as effectively connected with the Non-U.S. Shareholder’s conduct of a U.S. trade or business, the Non-U.S. Shareholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-U.S. Shareholder that is a non-U.S. corporation). The Company expects to withhold U.S. income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. Shareholder unless (i) a lower treaty rate applies and any required form evidencing eligibility for that reduced rate is filed with the Company or (ii) the Non-U.S. Shareholder files an IRS Form 4224 with the Company claiming that the distribution is effectively connected income. The Service has issued final regulations that modify the manner in which the Company complies with the withholding requirements.

Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder’s shares of stock, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Shareholder’s stock, such distributions will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares of stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, a Non-U.S. Shareholder can file a claim for refund with the Service for the overwithheld amount to the extent it is determined subsequently that such distribution was, in fact, in excess of the current and accumulated earnings and profits of the Company.

The Company is required to withhold 10% of any distribution in excess of its current and accumulated earnings and profits. Consequently, although the Company intends to withhold at a rate of 30% on the entire amount of any distribution, to the extent that the Company does not do so, any portion of a distribution not subject to withholding at a rate of 30% will be subject to withholding at a rate of 10%.

For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with a U.S. business. Non-U.S. Shareholders thus would be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder not entitled to treaty relief or exemption. The Company is required to withhold 35% of any distribution that is designated by the Company as a capital gains dividend. The amount withheld is creditable against the Non-U.S. Shareholder’s FIRPTA tax liability.

Gain recognized by a Non-U.S. Shareholder upon a sale of his shares of stock generally will not be taxed under FIRPTA if the Company is a “domestically controlled REIT,” defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non- U.S., persons. However, because the shares of stock are publicly traded, no assurance can be given that the Company is or will be a “domestically controlled REIT.” In addition, a Non-U.S. Shareholder that owns, actually and constructively, 5% or less of the Company’s shares throughout a specified “look-back” period will not recognize gain on the sale of his shares taxable under FIRPTA if the shares are “regularly traded” on an established securities market. Finally, gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) investment in the stock is effectively connected with the Non-U.S. Shareholder’s U.S. trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain; or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains. If the gain on the sale of the stock were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations).

Flournoy Development Company

The Company expects a portion of the amounts it will use to fund distributions to come from distributions on the stock of Flournoy Development Company. Flournoy Development Company does not qualify as a REIT, and it will pay federal, state, and local income taxes on its taxable income at normal corporate rates. Any federal, state, or local income taxes that Flournoy Development Company pays will reduce the cash available for distribution.

As described above, the value of the stock of Flournoy Development Company that is attributed to the Company cannot exceed 5% of the value of the Company’s assets at any time when a unit holder in the Operating Partnership exercises his or her redemption right. See “ — Requirements for Qualification — Asset Tests.” The Company believes that it currently satisfy this limit though this limitation may restrict the ability of Flournoy Development Company to increase the size of its business unless the value of the Company’s assets is also increasing.

Other Tax Considerations

The Company, the Property Partnerships and the QRSs, and the Company’s shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they own property, transact business or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective investors should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Common Stock of the Company.

PLAN OF DISTRIBUTION

The Company may sell the Offered Securities to one or more underwriters or dealers for public offering and sale by them or may sell the Offered Securities to investors directly or through designated agents. Any such underwriter, dealer or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as agents to offer and sell the Offered Securities upon the terms and conditions set forth in any Prospectus Supplement. Underwriters may sell the Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions (which may be changed from time to time) from the underwriters and/or from the purchasers for whom they may act as agent.

Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of the Offered Securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them from the Company or from purchasers of the Offered Securities and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

Offers to purchase the Securities may be solicited by agents designated by the Company from time to time. Any such agent involved in the offer or sale of the Securities will be named, and any commissions payable by the company to such agent will be set forth in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Securities so offered and sold.

If an underwriter or underwriters are utilized in the sale of Offered Securities, the Company will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers, in any, will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Offered Securities.

If a dealer is utilized in the sale of the Offered Securities, the Company will sell such Offered Securities to the dealer, as principal. The dealer may then resell such Offered Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transactions will be set forth in the Prospectus Supplement relating thereto.

Offers to purchase the securities may be solicited directly by the Company and sales thereof may be made by the Company directly to institutional investors or others. The terms of any such sales, including the terms of any bidding or auction prices, if utilized, will be described in the Prospectus Supplement relating thereto.

Agents, underwriters and dealers may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and any such agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

If so indicated in the Prospectus Supplement, the Company will authorize agents and underwriters to solicit offers by certain institutions to purchase Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts (“Contracts”) providing for payment and delivery on the date stated in the Prospectus Supplement. Such Contracts will be subject to only those conditions set forth in the Prospectus Supplement. Each Contract will be for an amount not less than, and the principal amount of Offered Securities sold pursuant to Contracts shall not be less nor more than, the respective amounts stated in such Prospectus Supplement. Institutions with which Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) the Company shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts. A commission indicated in the Prospectus Supplement will be paid to underwriters and agents soliciting purchases of Debt Securities pursuant to Contracts accepted by the Company.

EXPERTS

The Consolidated Financial Statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1997, have been so incorporated in reliance on the report of KPMG Peat Marwick LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the issuance of the Offered Securities offered pursuant to this Prospectus or any Prospectus Supplement will be passed upon for the Company by Baker, Donelson, Bearman & Caldwell, Memphis, Tennessee. In addition, the description of federal income tax consequences contained in the section of the Prospectus entitled “Federal Income Tax Considerations” is based on the opinion of Baker, Donelson, Bearman & Caldwell.

470,000 Shares

9 1/4% Series F Cumulative Redeemable Preferred Stock
(Liquidation Preference $25 Per Share)

PROSPECTUS SUPPLEMENT

RAYMOND JAMES

October 10, 2002